FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO: 333-121974;
333-121974-01 through 04

PROSPECTUS

AMVESCAP PLC

Offer to Exchange

$300,000,000 of Its 4.500% Notes Due 2009

Registered under the Securities Act,

for $300,000,000 of Its Outstanding Unregistered

4.500% Notes Due 2009 and

$200,000,000 of Its 5.375% Notes Due 2014,

Registered under the Securities Act,

for $200,000,000 of Its Outstanding Unregistered

5.375% Notes Due 2014

This exchange offer will expire at 5:00 p.m.,

New York City time, on March 7, 2005, unless extended.

•	We are offering to exchange $300 million aggregate principal amount of registered 4.500% notes due December 15, 2009, which have been registered under the Securities Act of 1933, as amended, for all $300 million aggregate principal amount of outstanding unregistered 4.500% notes due December 15, 2009.

•	We are also offering to exchange $200 million aggregate principal amount of registered 5.375% notes due December 15, 2014, which have been registered under the Securities Act, for all $200 million aggregate principal amount of outstanding unregistered 5.375% notes due December 15, 2014.

•	The terms of the new notes will be substantially identical to the old notes that we issued on December 14, 2004, except that the new notes will be registered under the Securities Act and will not be subject to transfer restrictions or registration rights. The old notes were issued without compliance with the registration requirements of the Securities Act in reliance upon an available exemption.

•	We will pay interest on the new notes on each June 15 and December 15, beginning June 15, 2005.

•	The new notes will be fully and unconditionally guaranteed by each of our existing and future U.S. subsidiaries that are or become guarantors of our credit facility.

•	Subject to the terms of this exchange offer, we will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of this exchange offer. The exchange offer is not conditioned upon the exchange of a minimum principal amount of old notes.

•	The exchange of old notes for new notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes and should not result in a charge to U.K. tax.

•	We will not receive any proceeds from this exchange offer.

•	We plan to list the new notes on the Luxembourg Stock Exchange.

Investing in the new notes involves risks. You should consider carefully the “Risk Factors” beginning on page 19 of this prospectus before tendering your old notes in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 4, 2005

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

You should rely only on the information set forth in this prospectus and incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We are not making this exchange offer to, and we will not accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance of this exchange offer would violate the securities or other laws of that jurisdiction.

Unless the context otherwise requires, as used in this prospectus:

•	the terms “AMVESCAP,” “our,” and “we” refer to the combined entities of AMVESCAP PLC and its subsidiaries, including those subsidiaries of AMVESCAP that are guarantors of the notes;

•	the term “old 2009 notes” refers to the 4.500% senior notes due 2009 that we issued on December 14, 2004;

•	the term “old 2014 notes” refers to the 5.375% senior notes due 2014 that we issued on December 14, 2004;

•	the term “old notes” refers to the old 2009 notes and the old 2014 notes, collectively;

•	the term “new 2009 notes” refers to the 4.500% senior notes due 2009 that we registered under the Securities Act of 1933, as amended (or, the “Securities Act”) and that we are offering in exchange for the old 2009 notes;

•	the term “new 2014 notes” refers to the 5.375% senior notes due 2014 that we registered under the Securities Act and that we are offering in exchange for the old 2014 notes;

•	the term “new notes” refers to the new 2009 notes and the new 2014 notes, collectively; and

•	the term “notes” refers to the old notes and the new notes, collectively.

i

Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We and the guarantors have agreed that, starting on the expiration date (as defined in this prospectus) and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any resale. See “Plan of Distribution.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (or, the “SEC”) a registration statement on Form F-4 under the Securities Act relating to the exchange offer. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (or, the “Exchange Act”) and file reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060. So long as the notes are listed on the Luxembourg Stock Exchange, you also may obtain copies, free of charge, from the office of the paying agent in Luxembourg.

We are “incorporating by reference” into this prospectus certain documents we file with the SEC, which means that we can disclose important information to you by referring you to these documents. The information in the documents incorporated by reference is considered to be part of this prospectus. We incorporate by reference our annual report on Form 20-F for the fiscal year ended December 31, 2003 and our reports on Form 6-K furnished on September 8, 2004 and October 28, 2004, which we have already furnished to the SEC, as well as any future annual reports on Form 20-F and reports on Form 6-K (if specifically incorporated by reference in such Form 6-Ks) we may file with or furnish to the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act prior to the completion of this exchange offer.

Information contained in this prospectus supplements, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus or in earlier-dated documents incorporated by reference.

We will provide a copy of the documents we incorporate by reference (including any exhibits specifically incorporated by reference in such documents), at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 1315 Peachtree Street, N.E., Atlanta, Georgia 30309 (facsimile: 404-962-8156; telephone: 404-479-1095), Attention: Investor Relations.

If you would like to request copies of any of the documents we incorporate by reference, please do so by no later than February 28, 2005 in order to receive the documents before this exchange offer expires on March 7, 2005.

In addition, for so long as any of the new notes remain outstanding and during any period in which we are not subject to Section 13 or 15(d) of the Securities Exchange Act, we will make available to any prospective purchaser or beneficial owner of the new notes in connection with the sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We believe it is important to communicate our future expectations to our shareholders and to the public. This prospectus includes, and documents incorporated by reference herein, other public filings and oral and written statements by us and our management may include, statements that constitute “forward-looking statements” within the meaning of the federal securities laws. These statements are based on the beliefs and assumptions of our management and on information available to our management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this prospectus or the documents incorporated by reference herein, words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “could,” “should,” “would” or similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We caution investors not to rely unduly on any forward-looking statements.

The following important factors, and other important factors described elsewhere or incorporated by reference in this prospectus or in our other filings with the SEC, among others, could cause our results to differ from any results that we may project, forecast or estimate in any such forward-looking statements: (1) variations in demand for our investment products; (2) significant changes in net cash flows into or out of our business; (3) significant fluctuations in the performance of debt and equity markets worldwide; (4) the effect of political or social instability in the countries in which we invest or do business; (5) the effect of terrorist attacks in the countries in which we invest or do business and the escalation of hostilities that could result therefrom; (6) enactment of adverse state, federal or foreign legislation or changes in government policy or regulation (including accounting standards) affecting our operations or the way in which our profits are taxed; (7) war and other hostilities in or involving countries in which we invest or do business; (8) adverse results in litigation, including private civil litigation related to market timing, mutual fund fees and mutual fund sales practices, the subject matter of our recently-settled SEC and other civil enforcement actions and investigations, and any similar potential regulatory or other proceedings; (9) exchange rate fluctuations; (10) the effect of economic conditions and interest rates on a U.K., U.S. or international basis; (11) our ability to compete in the investment management business; (12) the effect of consolidation in the investment management business; (13) limitations or restrictions on access to distribution channels for our products; (14) our ability to attract and retain key personnel; (15) the investment performance of our investment products and our ability to retain our accounts; (16) our ability to acquire and integrate other companies into our operations successfully and the extent to which we can realize anticipated cost savings and synergies from such acquisitions; (17) changes in regulatory capital requirements; and (18) the effect of system delays and interruptions on our operations. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. For more discussion of the risks affecting us, please refer to “Risk Factors” elsewhere in this prospectus.

You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under applicable securities laws, we undertake no obligation to release publicly any revisions to forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934.

iii

SUMMARY

The following summary is not complete and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information under the caption “Risk Factors” and the information incorporated by reference into this prospectus.

This Exchange Offer

Background

We issued the old notes in a private offering in December 2004. In connection with that private offering, we entered into a registration rights agreement in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes.

General

We are offering to exchange old notes for a like principal amount of new notes. Old notes may be tendered, and new notes will be issued, only in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Currently, $300 million in principal amount of old 2009 notes is outstanding and $200 million in principal amount of old 2014 notes is outstanding.

The terms of the new notes are identical in all material respects to the terms of the old notes except that the new notes are registered under the Securities Act and generally are not subject to transfer restrictions or registration rights.

Resale of registered notes	We believe that you can resell and transfer your new notes without registering them under the Securities Act and delivering a prospectus if:

•	you are acquiring the new notes in the ordinary course of your business for investment purposes;

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with anyone to participate in a distribution of the new notes (within the meaning of the Securities Act); and

•	you are not an affiliate of AMVESCAP within the meaning of Rule 405 under the Securities Act.

Our belief is based on interpretations expressed in some of the SEC’s no-action letters to other issuers in similar exchange offers. However, we cannot guarantee that the SEC would make a similar decision about this exchange offer. If our belief is wrong, or if you cannot truthfully make the necessary representations, and you transfer any new note received in this exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act or without an exemption from these requirements, then you could incur liability under the Securities Act. We are not indemnifying you for any liability that you may incur under the Securities Act. A broker-dealer can only resell or transfer new notes if it delivers a prospectus in connection with the resale or transfer.

If you are a broker-dealer that will receive new notes for your own account in exchange for old notes that you acquired as a result of your market-making or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of the new notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to be an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell or otherwise transfer the new notes. We have agreed that, for a period of one year after the date of this prospectus, we will make this prospectus and any amendment or supplement to this prospectus available to any broker-dealer for use in connection with any resale. See “Plan of Distribution.”

Consequences of failure to exchange

Old notes that are not tendered in the exchange offer or that are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:

•	each offer or sale is made pursuant to an exemption from the requirements of the Securities Act; or

•	the old notes are registered under the Securities Act.

After the exchange offer is closed, we will no longer have an obligation to register the old notes except in some limited circumstances. See “Risk Factors—Risks Related to the Notes and the Exchange Offer—If you fail to properly exchange your old notes for new notes, you will continue to hold old notes which are subject to transfer restrictions, and the liquidity of the trading market for any untendered old notes may be substantially limited.”

Expiration date	This exchange offer will expire at 5:00 p.m., New York City time, on March 7, 2005, unless we extend it. We do not currently intend to extend the expiration date.

Withdrawal of tenders	You may withdraw the surrender of your old notes at any time prior to the expiration date.

Conditions to this exchange offer	This exchange offer is subject to customary conditions, which we may assert or waive. See “This Exchange Offer—Conditions to this Exchange Offer.”

Regulatory Approvals

We are not aware of any material governmental approvals or actions that are required to complete the exchange offer, other than in connection with the filing of the registration statement of which this prospectus is a part.

Procedures for tendering

If you wish to accept this exchange offer and your old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct the custodial entity to tender your old notes on your behalf pursuant to the procedures of the custodial entity. If your old notes are registered in your name, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You then must mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

Custodial entities that are participants in The Depository Trust Company, or DTC, must tender old notes through DTC’s Automated Tender Offer Program, or ATOP. ATOP enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP.

By tendering your old notes in either of these manners, you will make and agree to the representations that appear under “This Exchange Offer—Purpose and Effect of this Exchange Offer.”

Closing

The new notes will be issued in exchange for corresponding old notes in this exchange offer, if consummated, on the second business day following the expiration date of this exchange offer or as soon as practicable after that date.

Taxation

The exchange of old notes for new notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes and should not result in a charge to U.K. tax. See “Tax Considerations.”

Exchange agent	SunTrust Bank is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are set forth under the caption “This Exchange Offer—Exchange Agent.”

The New Notes

The new notes have the same financial terms and covenants as the old notes, which are as follows:

Issuer	AMVESCAP PLC

Notes offered	$300 million aggregate principal amount of 4.500% senior notes due 2009;

$200 million aggregate principal amount of 5.375% senior notes due 2014.

Further issuances

The amount of each series of notes we can issue under the indentures for the notes is unlimited. We initially issued the old 2009 notes in an initial aggregate principal amount of $300 million and the old 2014 notes in an initial aggregate principal amount of $200 million. However, we may issue additional notes under the indentures without your consent and without notifying you.

Maturity	December 15, 2009 for the 4.500% notes due 2009;

December 15, 2014 for the 5.375% notes due 2014.

Interest

Interest will accrue from the issue date of the new 2009 notes at a rate equal to 4.500% per year. Interest will accrue from the issue date of the new 2014 notes at a rate equal to 5.375% per year. We will pay interest on the new notes on June 15 and December 15 of each year, beginning on June 15, 2005.

Guarantees

Each of our U.S. subsidiaries that guarantees our credit facilities will fully and unconditionally guarantee the new notes. If, after completion of this offering, additional subsidiaries guarantee our credit facilities, such subsidiaries will also be required to guarantee the new notes. See “Description of the New Notes—Guarantees.”

Listing

We have applied to list the old notes and the new notes on the Luxembourg Stock Exchange. Assuming our listing application is approved, the new notes and any old notes not exchanged in this exchange offer will be listed on Luxembourg Stock Exchange.

Ranking

The new notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness. The guarantees will rank equally with all of the guarantors’ other existing and future senior unsecured indebtedness. We and the guarantors had a total of approximately $1.2 billion of senior unsecured indebtedness outstanding at September 30, 2004. The new notes will effectively rank junior to all indebtedness and other liabilities of our subsidiaries which are not guarantors. There were no material amounts of such indebtedness outstanding as of September 30, 2004. See “Description of the New Notes—Ranking.”

Optional redemption	We may redeem all or a portion of the new notes of each series from time to time at a price equal to the greater of:

•	100% of the principal amount thereof; or

•	the sum of the present value of the principal amount and interest on the new notes being redeemed plus a make-whole premium.

See “Description of the New Notes—Optional Redemption.”

Redemption for tax reasons

If we or any of the guarantors must pay additional amounts to compensate holders of the new notes for U.K. withholding taxes, then we may redeem all, but not less than all, of the new notes of each series at a price equal to 100% of their principal amount plus accrued and unpaid interest and any additional amounts to the redemption date. See “Description of the New Notes—Redemption for Tax Reasons.”

Merger covenant

The indentures governing each series of new notes will contain a covenant that will limit our and the guarantors’ ability to consolidate, merge or dispose of all or substantially all of our or their assets.

Use of proceeds	We will not receive any proceeds from this exchange offer.

Luxembourg listing agent	Banque Générale du Luxembourg S.A.

Governing law	The new notes and the indentures governing each series of new notes will be governed by the laws of the State of New York.

Risk Factors

You should read the section entitled “Risk Factors,” as well as the other cautionary statements throughout this prospectus, to ensure you understand the risks associated with tendering your old notes in exchange for new notes and your investment in the new notes.

AMVESCAP PLC

We are one of the world’s largest independent investment management groups, with $362.7 billion of assets under management at September 30, 2004. We provide our clients with a broad array of domestic, international and global investment products, focused primarily on investment management. We have a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia.

We operate through various subsidiaries and divisions throughout the world. We are committed to managing assets regionally and believe that our local investment managers provide us with a competitive advantage. We have a team of approximately 610 investment professionals located around the world. In addition, we offer multiple investment styles for the various investment objectives and asset classes of the products we offer. Our products include equity, balanced, fixed income, money market and real estate investment portfolios. Approximately 54% of our assets under management as of September 30, 2004 were invested in equities, and approximately 46% were invested in fixed income and other securities.

We use several methods to distribute our products to retail and institutional clients in each of our markets. In North America, we offer load mutual funds, separate account management and “wrap” or managed accounts. Managed accounts offer individuals and smaller institutions comprehensive investment management services under a single-fee structure covering substantially all charges, including investment management, brokerage, custody, record keeping and reporting. Outside of North America, we offer unit trusts, ICVCs (an Investment Company with Variable Capital) and other European and Asian mutual funds, as well as private account management for retail and institutional investors. Our retail and institutional clients are located in more than 100 countries.

Our business units work together to provide products and services to our clients. A variety of advisory and sub-advisory arrangements allow our business units to access specific areas of investment management expertise located elsewhere within our company. We believe that our ability to develop and distribute products across businesses via multiple delivery channels allows us to offer our clients a broader range of products and services than most of our competitors.

We have organized our operations with a view to maximizing the benefits of a local presence while exploiting the synergies of a global organization. We are organized into four operating groups:

AIM

which manages, distributes and administers (i) the AIM Investments family of 76 retail mutual funds in the United States, and (ii) the AIM Trimark family of 72 retail mutual funds in Canada, and provides services through managed accounts;

INVESCO

which manages portfolios for institutional investors in North America and institutional and retail investors outside of North America (primarily Europe and Asia), and provides services through managed accounts;

Private Wealth Management (PWM)

which provides wealth management services to high net worth individuals and their families as well as asset management services to foundations and endowments in the United States under the Atlantic Trust brand; and

AMVESCAP Retirement

which distributes our investment management and other products by developing, marketing, managing and providing administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world.

Over the past twelve months, we have completed the following acquisitions which have contributed to growth in our assets under management:

•	in December 2003, we acquired the Hypo-und Vereinsbank’s institutional real estate funds management business, adding $2.9 billion in assets under management to INVESCO; and

•	in March 2004, our Private Wealth Management division acquired Stein Roe Investment Counsel LLC, adding over $7 billion in assets under management.

Our Business Strategy

We have developed a strategy based on elements which we believe are essential to maintaining a significant presence in the global asset management industry—globalization, diverse product offerings and multiple distribution channels. In addition, we believe that an experienced staff of professional employees whose interests are aligned with shareholders is a key factor in our ability to implement our goals.

Globalization.    We believe that the investment management industry will continue to become more global in scope, and that large investment management companies that can locally manage investments for clients in different international markets will be in the strongest position to compete successfully. We have established offices with investment and client service professionals in each of the major world capital markets in order to take advantage of the trend toward globalization.

Diverse Product Offerings.    We believe that our ability to offer a full range of retail and institutional investment products managed locally in a wide variety of investment styles enhances our opportunities for attracting new clients and cross-selling our products to existing clients. Each of our business units markets the products and services offered by our other business units to its local and regional clients to enhance the range of investment management products and services offered to our clients. Our broad product line includes a large and varied number of investment products. We seek to capitalize on the increase in the demand for these products around the world.

Multiple Distribution Channels.    Our extensive distribution network enables us to market our products to retail and institutional clients in more than 100 countries throughout the world. We sell our products directly to investors through offices in 18 countries. We also maintain an extensive distribution network through strategic relationships with a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial advisors, banks and financial organizations in Europe and Asia. We seek to sell our products through available distribution channels and to expand our existing distribution network.

Alignment of Interests of Employees and Shareholders.    We view our experienced management team as a key factor in our growth. Although we are a public company, our management philosophy is entrepreneurial and decentralized, with senior professionals having significant responsibility and autonomy. We believe that our structure allows each operating group to focus on and maximize local investment opportunities, compete more effectively in sales and marketing efforts and operate more efficiently. We also believe that stock ownership by management and other employees is an important means of aligning their interests with those of our shareholders. We have implemented various employee benefit plans to facilitate stock ownership by management and employees.

Recent Developments

Market Timing Settlement.    In November 2003, Invesco Funds Group, Inc., now part of our AIM operating group, was advised by the staff of the SEC and of the Office of the New York State Attorney General of their intentions to recommend civil enforcement actions against Invesco Funds Group based on market timing activities by certain investors in its mutual funds. Additionally, Invesco Funds Group and A I M Advisors, Inc., also part of our AIM operating group, received detailed requests for information on shareholder trading activities from the SEC and the New York Attorney General, and cooperated fully with the regulators to address their requests in these investigations. Subsequently, we were notified by regulators in several other states that they were opening, or were considering opening, similar actions or investigations.

On October 8, 2004, we reached final settlements with the Attorneys General of New York and Colorado, the Colorado Division of Securities, the Secretary of State of Georgia and the SEC regarding the civil enforcement actions and investigations related to market timing. Under the terms of the settlements, Invesco Funds Group will pay a total of $326.7 million, of which $110 million is civil penalties. As of the date of this prospectus, A I M Advisors had paid a total of $50 million, of which $30 million was civil penalties. Also, under the agreements with New York and Colorado, we agreed to reduce our management fees on the AIM/INVESCO funds for the next five years. The reduction in our percentage fee rates, as applied to our assets under management at July 1, 2004, would result in a $15 million annual reduction in fees. This amount will vary as assets under management increase or decrease. Prior to these settlements, we also were contacted by various other state and federal regulatory authorities. None of them participated in the announced settlement.

Under the terms of the settlements, A I M Advisors agreed to make certain governance reforms, including maintaining an internal controls committee and retaining an independent compliance consultant, a corporate ombudsman and an independent distribution consultant who will determine the methodology for distributing the $325 million in settlement payments. Also, commencing in 2007 and at least once every other year thereafter, A I M Advisors has agreed to undergo a compliance review by an independent third party. In addition, under the terms of the settlements, A I M Advisors has undertaken to cause the AIM Funds to operate in accordance with certain governance policies and practices, including retaining a full-time independent senior officer whose duties include monitoring compliance and managing the process by which proposed management fees to be charged to the AIM Funds are negotiated. Commencing in 2008 and not less than every fifth calendar year thereafter, the AIM Funds have agreed to hold shareholder meetings at which their respective Boards of Trustees will be elected. Further, A I M Advisors implemented a number of measures to strengthen controls and ensure compliance with policies designed to protect the interests of fund shareholders. They include:

•	strengthened daily monitoring of trading activities;

•	the imposition of a 2% redemption fee on additional funds believed to be most vulnerable to harmful short-term trading;

•	the implementation of an enhanced exchange policy designed to limit exchanges between funds; and

•	an enhanced fair value pricing policy.

We intend to retain an independent consultant to oversee the distribution of the restoration fund amounts to mutual fund shareholders. We are also evaluating the pursuit of legal action against third parties who facilitated late trading or any other illegal activity.

In addition to corporate governance changes adopted as part of the settlements, we initiated changes across operations to help ensure we put clients’ interests first in all activities. We initiated a program to significantly increase our legal, compliance and internal audit capabilities. We also created a company-wide compliance reporting line that provides employees and others with a confidential way to voice concerns about potentially improper activity.

For a further discussion of the settlements, see “Risk Factors—Various governmental enforcement actions and investigations and ongoing civil litigation relating to certain practices in the mutual fund industry could adversely affect our assets under management and future financial results, and increase our costs of doing business” included elsewhere in this prospectus.

Management and Board Changes.    In 2004, there were several changes in the make-up of our management and Board of Directors (or, the “Board”), including:

•	Dr. Thomas Fischer joined our Board as a Non-Executive Director in February 2004. He is Chairman of the Managing Board of WestLB AG. Prior to joining WestLB, Dr. Fischer served as Chief Operating Officer and member of the Management Board of Deutsche Bank AG.

•	Edward Lawrence joined our Board as a Non-Executive Director in October 2004. He is a partner at Ropes & Gray, a Boston law firm, where he also heads the investment committee of the firm’s Trust Department.

•	Robert F. McCullough stepped down from our Executive Management Committee and Board of Directors in April 2004 in connection with his retirement, having served as a Director and our Chief Financial Officer since 1996.

•	James Robertson joined our Board as a Director and was named our Chief Financial Officer in April 2004. He has served as a member of the Executive Management Committee of our company since March 1999. He joined our company as Director of Finance and Corporate Development for INVESCO Global’s European division in 1993 and repeated this role for the Pacific division in 1995. Mr. Robertson became Managing Director of Global Strategic Planning in 1996 and served as Chief Executive Officer of AMVESCAP Group Services, Inc. from 2001 to 2004.

•	John (“Jack”) S. Markwalter Jr. was named the Chief Executive Officer and President of our Private Wealth Management division in January 2004 and joined our Executive Management Committee in October 2004. Prior to joining Atlantic Trust in 2002, Mr. Markwalter served as Managing Director and National Director of the Client Strategy Group for Morgan Stanley Private Wealth Management.

•	David Ridley was named the Chief Executive Officer of the INVESCO Division’s Alternatives Group in April 2004 and joined our Executive Management Committee in October 2004. He has served as Managing Partner of INVESCO Real Estate since its inception in 1983 and has over 29 years of alternative asset class experience.

•	Karen D. Kelley joined our Executive Management Committee in February 2004 and has served as the Director of Cash Management, the President of Fund Management Company and a Managing Director of A I M Capital Management, Inc. since 2001.

Our Executive Chairman and Chief Executive Officer, Charles Brady, has previously indicated the company’s intent to separate the roles of Chairman and CEO in the near future. Mr. Brady will remain as Chairman. The selection of a new CEO has yet to be made and is the responsibility of the Nomination and Corporate Governance Committee of the Board.

Results of Operations for the Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003.    Profit before tax, goodwill amortization and exceptional items for the nine months ended September 30, 2004 increased 8.8% to £204.7 million ($370.5 million) compared with £188.1 million ($312.2 million) in 2003. Diluted earnings per share before goodwill amortization and exceptional items amounted to 16.4p for the 2004 period, an increase of 1.2% from last year’s 16.2p per share. Revenues for the nine-month period amounted to £858.0 million ($1,553.0 million) compared with £856.9 million ($1,422.5 million) for the same period of 2003.

	Results for Nine Months Ended September 30,
	2004		2003		2004 (2)		2003 (2)
	(in millions, except per share data)
Revenues	£858.0		£856.9		$1,553.0		$1,422.5

Profit before tax, goodwill amortization and exceptional items (3)	£204.7		£188.1		$370.5		$312.2
Earnings per share before goodwill amortization and exceptional items (4):
Basic	16.6	p	16.3	p	$0.60	(1)	$0.54	(1)
Diluted	16.4	p	16.2	p	$0.59	(1)	$0.54	(1)

(1)	Per American Depositary Share, equivalent to two ordinary shares.
(2)	We have translated pounds sterling for the nine months ended September 30, 2004 into U.S. dollars using the noon buying rate on September 30, 2004 of $1.81 per £1.00 and for the nine months ended September 30, 2003 using the noon buying rate of $1.66 per £1.00.
(3)	For a reconciliation of profit before taxation to profit before taxation, goodwill amortization and exceptional items, see “—Selected Consolidated Financial Information.”
(4)	For a reconciliation of earnings per share to earnings per share before goodwill amortization and exceptional items, see “—Selected Consolidated Financial Information.”

Earnings before interest, taxes, depreciation, amortization and exceptional items reached £276.1 million ($499.7 million) for the nine months ended September 30, 2004.

Exceptional items for the nine months ended September 30, 2004 were £249.7 million (£190.6 million, net of tax). The charge represents the settlement costs of the U.S. market timing regulatory investigations discussed above and costs associated with excess office space and reorganizations, as follows (in thousands, except per share amount):

U.S. regulatory investigation:
Settlement costs	£208,918
Other related costs	20,249
Lease costs	20,224
Redundancy & reorganization	5,545

Other	(5,226)

Total exceptional items	£249,710

Total exceptional items net of tax	£190,579

Diluted per share impact	23.5	p

The U.S. regulatory investigation settlement costs are comprised of $376.7 million in penalties and restitution costs. The related costs are primarily additional legal costs associated with the investigation. Lease costs arose as a result of excess office space in the U.K. and U.S. The provision reflects an estimate of the lease payments in excess of the expected sublease proceeds over the remaining life of the lease. Redundancy and reorganization costs primarily represent the costs of completing the integration of our U.S. mutual fund businesses. Other represents the release of previously estimated provisions to reflect actual costs incurred.

The following tables summarize operating profit data by operating group before goodwill amortization and exceptional items for the periods indicated:

	Nine Months Ended September 30, 2004
	Revenues	Expenses	Operating Profit (1)
	(in thousands)
AIM
U.S.	£334,602	£(207,865)	£126,737
Canada	127,077	(56,945)	70,132

	461,679	(264,810)	196,869

INVESCO
U.S.	134,388	(101,100)	33,288
U.K.	137,936	(121,035)	16,901
Europe/Asia	57,426	(55,861)	1,565

	329,750	(277,996)	51,754

Private Wealth/Retirement	66,565	(63,637)	2,928
Corporate	—	(27,843)	(27,843)

	£857,994	£(634,286)	£223,708

	Nine Months Ended September 30, 2003
	Revenues	Expenses	Operating Profit (1)
	(in thousands)
AIM
U.S.	£369,846	£(227,486)	£142,360
Canada	111,780	(56,085)	55,695

	481,626	(283,571)	198,055

INVESCO
U.S.	129,250	(101,330)	27,920
U.K.	127,656	(108,883)	18,773
Europe/Asia	55,827	(56,150)	(323)

	312,733	(266,363)	46,370

Private Wealth/Retirement	62,492	(65,349)	(2,857)
Corporate	—	(20,288)	(20,288)

	£856,851	£(635,571)	£221,280

(1)	Before goodwill amortization and exceptional items. For a reconciliation of total operating profit to total operating profit before goodwill amortization and exceptional items, see “—Selected Consolidated Financial Information.”

Funds under management totaled $362.7 billion (£200.4 billion) at September 30, 2004, a decrease of $7.9 billion from December 31, 2003. Institutional money market funds, included above, amounted to $41.7 billion at September 30, 2004 compared with $50.9 billion at December 31, 2003. Approximately 54% of the total funds under management were invested in equity securities with the remaining 46% invested in fixed income and other securities at September 30, 2004. Equity securities were invested in the following disciplines at September 30, 2004: 31% in growth, 41% in core and 28% in value styles.

Average funds under management for the nine months ended September 30, 2004 were $371.0 billion, an increase of $35.4 billion over the same period of 2003. Average funds under management during the third quarter were $364.0 billion compared with $372.6 billion for the preceding quarter, a decrease of $8.6 billion. Average institutional money market fund levels for the nine months ended September 30, 2004 were $45.7 billion compared with $52.5 billion for the nine months of 2003. Average institutional money market fund levels for the third quarter were $43.3 billion compared with $53.4 billion for the same period of 2003.

The following table summarizes changes in assets under management by operating group for the period:

		AIM		INVESCO
	Total	U.S.	Canada	U.S.	U.K.	Europe/ Asia	PWM
				(in billions)
December 31, 2003	$370.6	$151.1	$28.7	$118.5	$39.0	$23.8	$9.5
Market gains	5.2	(0.7)	0.7	2.7	1.8	1.0	(0.3)
Net new/(lost) business	(11.9)	(9.4)	0.7	(3.2)	1.4	(0.9)	(0.5)
Change in money market funds	(9.1)	(8.9)	—	—	—	(0.2)	—
Transfers	6.1	—	—	—	—	—	6.1
Acquisitions/(disposals)	—	—	—	—	0.5	—	(0.5)
Foreign currency	1.8	—	1.5	—	0.6	(0.4)	0.1

September 30, 2004	$362.7	$132.1	$31.6	$118.0	$43.3	$23.3	$14.4

September 30, 2004 (1)	£200.4	£73.0	£17.5	£65.2	£23.9	£12.9	£7.9

(1)	Translated at $1.81 per £1.00.

How to Contact Us

AMVESCAP PLC is the holding company of an investment management group. We were incorporated in 1935 under the laws of England and Wales. Our registered office is located at 30 Finsbury Square, London EC2A 1AG, England, and our telephone number at that address is +44-(0)207-638-0731. Our principal executive offices are at 1315 Peachtree Street, N.E., Atlanta, Georgia 30309, and our telephone number at that address is (404) 479-1095. We have a web site on the Internet at http://www.amvescap.com. Information on our web site shall not be deemed to be a part of or to be incorporated into this prospectus.

Selected Consolidated Financial Information

The following tables present selected consolidated financial information of AMVESCAP as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003, and as of and for each of the years in the five-year period ended December 31, 2003. We derived the selected consolidated financial information as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003 from our unaudited consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal accruals, necessary to present fairly the data for those periods. Our results of operations for the nine months ended September 30, 2004 may not be indicative of the results that may be expected for the full year. The financial statement information as of and for each of the years in the five-year period ended December 31, 2003 has been derived from our audited consolidated financial statements. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom (“U.K. GAAP”), which differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). You should read the summary selected consolidated financial information together with the audited consolidated financial statements and related notes and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F, each incorporated by reference into this prospectus, and with “Presentation of Financial Information” included elsewhere in this prospectus.

Profit and Loss Data

	Nine Months Ended September 30, (1)
	2004 (2)	2004		2003
	(in thousands, except per share data)
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
Revenues	$1,552,969	£857,994		£856,851
Operating profit before goodwill amortization and exceptional items (3)	404,911	223,708		221,280
Operating profit (loss)	(253,963)	(140,311)		47,253
Profit (loss) before taxation	(288,380)	(159,326)		14,102
Profit (loss) after taxation	(311,058)	(171,855)		(21,039)
Earnings per share before goodwill amortization and exceptional items (3):
Basic		16.6	p	16.3	p
Diluted		16.4	p	16.2	p
Earnings per share:
Basic		(21.4	)p	(2.6	)p
Diluted		(21.4	)p	(2.6	)p
Approximate amounts in accordance with U.S. GAAP:
Net income	$(145,757)	£(80,529)		£102,411
Earnings per share:
Basic		(10.0	)p	12.7	p
Diluted		(10.0	)p	12.7	p

	Year Ended December 31, (1)
	2003 (2)	2003		2002		2001		2000		1999
	(in thousands, except per share data)
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
Revenues	$2,061,365	£1,158,070		£1,345,263		£1,619,847		£1,628,662		£1,072,350
Operating profit before goodwill amortization and exceptional items (3)	553,313	310,850		366,925		523,360		588,911		352,713
Operating profit (loss)	136,927	76,925		148,262		325,886		480,690		315,959
Profit (loss) before taxation	64,783	36,395		102,265		280,438		446,233		283,042
Profit (loss) after taxation	(30,760)	(17,281)		16,893		154,803		300,728		181,484
Earnings per share before goodwill amortization and exceptional items (3):
Basic		23.4	p	27.5	p	41.2	p	57.5	p	34.1	p
Diluted		23.2	p	27.2	p	40.0	p	54.7	p	32.7	p
Earnings per share:
Basic		(2.2	)p	2.1	p	19.2	p	44.4	p	28.4	p
Diluted		(2.2	)p	2.1	p	18.6	p	42.3	p	27.2	p
Approximate amounts in accordance with U.S. GAAP:
Net income	$247,669	£139,140		£161,866		£80,221		£180,710		£88,034
Earnings per share:
Basic		17.3	p	20.0	p	10.0	p	26.7	p	13.8	p
Diluted		17.2	p	19.8	p	9.7	p	25.7	p	13.2	p

Balance Sheet Data

	As of September 30, (1)
	2004 (2)	2004
	(in thousands)
Balance Sheet Data:
Amounts in accordance with U.K. GAAP:
Net current assets (liabilities) (4)	$(392,895)	£(217,069)
Goodwill (4)	4,248,046	2,346,987
Total assets (4)	7,115,865	3,931,417
Current maturities of debt	401,530	221,840
Long-term debt	815,365	450,478
Capital and reserves (4)	3,360,754	1,856,770
Approximate capital and reserves in accordance with U.S. GAAP (4)	5,514,585	3,046,732

	As of December 31, (1)
	2003 (2)	2003	2002	2001	2000	1999
	(in thousands)
Balance Sheet Data:
Amounts in accordance with U.K. GAAP:
Net current assets (liabilities) (4)	$327,650	£184,073	£(6,970)	£165,312	£417,704	£234,157
Goodwill (4)	4,293,009	2,411,803	2,542,306	2,696,045	2,375,542	664,135
Total assets (4)	7,023,652	3,945,872	3,997,348	4,352,810	4,235,092	1,841,523
Current maturities of debt	—	—	222,089	125,828	6,839	—
Long-term debt	1,299,473	730,041	595,600	844,285	960,023	659,120
Capital and reserves (4)	3,646,278	2,048,471	2,123,538	2,185,379	2,042,414	451,384
Approximate capital and reserves in accordance with U.S. GAAP (4)	5,728,681	3,218,360	3,210,388	3,113,526	3,019,175	1,337,312

Other Data

	Nine Months Ended September 30, (1)
	2004 (2)	2004	2003
	(in thousands, except per share data)
Other Data:
Amounts in accordance with U.K. GAAP
Cash provided by operations (4)	$428,575	£236,782	£256,770
EBITDA (5)	499,795	276,130	279,216
Ratio of earnings to fixed charges (6)		(3.21)x	1.30x
Amounts in accordance with U.S. GAAP
Approximate EBITDA (5)	$490,289	£270,878	£274,364
Ratio of earnings to fixed charges (6)		(0.43)x	3.51x
Dividends per share (pence)		2.5	5.0
Dividends per share (dollars) (7)		0.09	0.17
Total assets under management (dollars, in billions)		$362.7	$345.2

	Year Ended December 31, (1)
	2003 (2)	2003	2002	2001	2000	1999
	(in thousands, except per share data)
Other Data
Amounts in accordance with U.K. GAAP
Cash provided by operations (4)	$559,399	£314,269	£426,518	£543,233	£675,825	£366,047
EBITDA (5)	$688,175	386,615	433,718	603,418	659,665	431,063
Ratio of earnings to fixed charges (6)		1.60x	2.56x	5.17x	8.28x	6.38x
Amounts in accordance with U.S. GAAP
Approximate EBITDA (5)	$680,298	£382,190	£426,147	£604,913	£662,422	£414,634
Ratio of earnings to fixed charges (6)		3.95x	4.85x	4.66x	7.25x	4.89x
Dividends per share (pence)		11.5	11.5	11.0	10.0	9.0
Dividends per share (dollars) (7)		0.41	0.37	0.32	0.30	0.29
Total assets under management (dollars, in billions)		$370.6	$332.6	$397.9	$402.6	$357.4

(1)	Includes the results of operations attributable to acquired businesses from the respective dates of purchase.
(2)	For the convenience of the reader, we have translated pounds sterling as of and for the nine months ended September 30, 2004 into U.S. dollars using the noon buying rate, which is the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York, on September 30, 2004 of $1.81 per £1.00, and we have translated pounds sterling as of and for the fiscal year ended December 31, 2003 into U.S. dollars using the noon buying rate on December 31, 2003 of $1.78 per £1.00. We did not use noon buying rates in the preparation of our consolidated financial statements which are incorporated by reference into this prospectus. The rates that we used in the preparation of the unaudited financial statements for the nine months ended September 30, 2004 (incorporated by reference into this prospectus) were $1.82 per £1.00 for profit and loss statement items, which was the average prevailing exchange rate during the nine month period, and $1.8031 per £1.00 for balance sheet items, which was the rate prevailing at September 30, 2004. The rates that we used in the preparation of our consolidated financial statements for the fiscal year ended December 31, 2003 were $1.65 per £1.00 for profit and loss statement items, which was the average prevailing exchange rate during the year, and $1.77 per £1.00 for balance sheet items, which was the rate prevailing at December 31, 2003.
(3)	We believe that operating profit before goodwill amortization and exceptional items is a more appropriate income amount for presentation, and profit after taxation before goodwill amortization and exceptional items is a more appropriate income amount for the calculation of earnings per share, since they both represent a more consistent measure of the year-by-year performance of the business.
(4)	Certain prior year amounts have been reclassified to conform to the current year presentation of banking and insurance subsidiaries and to reflect a change in the classification of shares owned by Employee Share Ownership Trusts.

(5)	EBITDA consists of earnings before taxation and exceptional items and excluding interest expense, depreciation and amortization charges. EBITDA is presented because we believe that EBITDA may be useful to investors as an indicator of funds available to us, which may be used to pay dividends, to service debt, to make capital expenditures and for working capital purposes. EBITDA should not be construed as an alternative to operating profit (as determined in accordance with U.K. GAAP or U.S. GAAP), as an indicator of our operating performance, as cash flows from operating activities (as determined in accordance with U.K. GAAP or U.S. GAAP), as a measure of liquidity, or as any other measure of operating performance determined in accordance with U.K. GAAP or U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures presented by other companies.
(6)	For the purposes of computing the ratio of earnings to fixed charges, earnings consist of profit/(loss) before taxation plus fixed charges. For the nine months ended September 30, 2004, the UK GAAP earnings figure used in the calculation was £(121.5) million, and the US GAAP earnings figure was £(16.1) million. Fixed charges consist of interest costs and an estimate of the interest cost within rental expense.
(7)	Per American Depositary Share, equivalent to two ordinary shares.

Reconciliation of operating profit to operating profit before goodwill amortization and exceptional items:

	Nine Months Ended September 30, (1)
	2004 (2)	2004	2003
	(in thousands, except per share data)
Operating profit (loss)	$(253,963)	£(140,311)	£47,253
Goodwill amortization	206,899	114,309	111,933
Exceptional items	451,975	249,710	62,094

Operating profit before goodwill amortization and exceptional items	$404,911	£223,708	£221,280

	Year Ended December 31, (1)
	2003 (2)	2003	2002	2001	2000	1999
	(in thousands, except per share data)
Operating profit (loss)	$136,927	£76,925	£148,262	£325,886	£480,690	£315,959
Goodwill amortization	265,188	148,982	149,415	137,477	56,417	36,754
Exceptional items	151,198	84,943	69,248	59,997	51,804	—

Operating profit before goodwill amortization and exceptional items	$553,313	£310,850	£366,925	£523,360	£588,911	£352,713

Reconciliation of earnings per share to earnings per share before goodwill amortization and exceptional items:

	Nine Months Ended September 30, (1)
	2004 (2)	2004		2003
	(in thousands, except per share data)
Basic earnings per share		(21.4	)p	(2.6	)p

Diluted earnings per share		(21.4	)p	(2.6	)p

Profit (loss) after taxation	$(311,058)	£(171,855)		£(21,039)
Goodwill amortization	206,899	114,309		111,933
Exceptional items	451,975	249,710		62,094
Exceptional items—tax benefit…	(107,026)	(59,131)		(22,354)

Profit after taxation before goodwill amortization and exceptional items	$240,790	£133,033		£130,634
Weighted average number of shares
Basic		803,678		803,541
Diluted		810,409		806,528

Basic earnings per share before goodwill amortization and exceptional items		16.6	p	16.3	p
Diluted earnings per share before goodwill amortization and exceptional items		16.4	p	16.2	p

	Year Ended December 31, (1)
	2003 (2)	2003		2002		2001		2000		1999
	(in thousands, except per share data)
Basic earnings per share		(2.2	)p	2.1	p	19.2	p	44.4	p	28.4	p

Diluted earnings per share		(2.2	)p	2.1	p	18.6	p	42.3	p	27.2	p

Profit (loss) after taxation	$(30,760)	£(17,281)		£16,893		£154,803		£300,728		£181,484
Goodwill amortization	265,188	148,982		149,415		137,477		56,417		36,754
Exceptional items	151,198	84,943		69,248		59,997		51,804		—
Exceptional items—tax benefit	(51,694)	(29,042)		(12,832)		(20,607)		(19,167)		—

Profit after taxation before goodwill amortization and exceptional items	$333,932	£187,602		£222,724		£331,670		£389,782		£218,238
Conversion of ESDs	—	—		—		—		4,093		—

Total	$333,932	£187,602		£222,724		£331,670		£393,875		£218,238
Weighted average number of shares
Basic		802,885		810,042		805,061		678,006		639,636
Diluted		810,371		819,518		829,983		720,766		666,907
Basic earnings per share before goodwill amortization and exceptional items		23.4	p	27.5	p	41.2	p	57.5	p	34.1	p
Diluted earnings per share before goodwill amortization and exceptional items		23.2	p	27.2	p	40.0	p	54.7	p	32.7	p

Reconciliation of profit before taxation to U.K. GAAP based EBITDA:

	Nine Months Ended September 30, (1)
	2004 (2)	2004	2003
	(in thousands)
Profit (loss) before taxation	$(288,380)	£(159,326)	£14,102
Goodwill amortization	206,899	114,309	111,933
Depreciation	60,737	33,556	38,524
Exceptional items	451,975	249,710	62,094
LTIP amortization	14,449	7,983	14,710
Interest expense	54,115	29,898	37,853

EBITDA based on U.K. GAAP	$499,795	£276,130	£279,216

	Year Ended December 31, (1)
	2003 (2)	2003	2002	2001	2000	1999
	(in thousands)
Profit (loss) before taxation	$64,783	£36,395	£102,265	£280,438	£446,233	£283,042
Goodwill amortization	265,188	148,982	149,415	137,477	56,417	36,754
Depreciation	90,700	50,955	60,232	69,625	53,607	40,621
Exceptional items	151,198	84,943	69,248	59,997	51,804	—
Amortization of CDSCs	—	—	—	—	—	25,920
LTIP amortization	30,385	17,070	—	—	—	—
Interest expense	85,921	48,270	52,558	55,881	51,604	44,726

EBITDA based on U.K. GAAP	$688,175	£386,615	£433,718	£603,418	£659,665	£431,063

Reconciliation of U.K. GAAP based EBITDA to U.S. GAAP based EBITDA:

	Nine Months Ended September 30, (1)
	2004 (2)	2004	2003
	(in thousands)
EBITDA based on U.K. GAAP	$499,795	£276,130	£279,216
Acquisition accounting difference	(6,720)	(3,713)	(5,480)
Other	(2,786)	(1,539)	628

EBITDA based on U.S. GAAP	$490,289	£270,878	£274,364

	Year Ended December 31, (1)
	2003 (2)	2003	2002	2001	2000	1999
	(in thousands)
EBITDA based on U.K. GAAP	$688,175	£386,615	£433,718	£603,418	£659,665	£431,063
Acquisition accounting difference	(6,554)	(3,682)	(7,991)	—	—	(14,389)
Other	(1,323)	(743)	420	1,495	2,757	(2,040)

EBITDA based on U.S. GAAP	$680,298	£382,190	£426,147	£604,913	£662,422	£414,634

Reconciliation of profit (loss) before taxation to profit (loss) before taxation, goodwill amortization and exceptional items:

	Nine Months Ended September 30, (1)
	2004 (2)	2004	2003
	(in thousands)
Profit (loss) before taxation	$(288,380)	£(159,326)	£14,102
Goodwill amortization	206,899	114,309	111,933
Exceptional items	451,975	249,710	62,094

Profit (loss) before taxation, goodwill amortization and exceptional items	$370,494	£204,693	£188,129

(1)	See footnote (1) above in this “Selected Consolidated Financial Information.”
(2)	See footnote (2) above in this “Selected Consolidated Financial Information.”

RISK FACTORS

Before you tender your old notes, you should consider the following risk factors in addition to the other information included or incorporated by reference in this prospectus. Any of the following risks could harm our business and financial results and cause the value of the notes to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not presently known to us or that we presently deem immaterial also may harm our business and financial results.

Risks Related to the Notes and the Exchange Offer

If you fail to properly exchange your old notes for new notes, you will continue to hold old notes which are subject to transfer restrictions, and the liquidity of the trading market for any untendered old notes may be substantially limited.

We will only issue new notes in exchange for old notes that you timely and properly tender. You should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes set forth under “This Exchange Offer—Procedures for Tendering” and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent are required to notify you of any defects or irregularities relating to your tender of old notes.

If you do not exchange your old notes for new notes in this exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act. If you continue to hold any old notes after this exchange offer is completed, you may have trouble selling them because of these restrictions on transfer.

Because we anticipate that most holders of old notes will elect to participate in this exchange offer, we expect that the liquidity of the market for the old notes after completion of this exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount at maturity of the old notes not exchanged. Following this exchange offer, if you did not tender your old notes, you generally will not have any further registration rights, except in limited circumstances, and the old notes will continue to be subject to transfer restrictions.

Our substantial indebtedness could adversely affect our financial position and prevent us from fulfilling our obligations under the notes.

We have a significant amount of indebtedness. As of September 30, 2004, after giving effect to the offering of old notes to be exchanged for new notes in this exchange offer, we had outstanding total debt of $1.2 billion and shareholders’ equity of $3.3 billion. The significant amount of indebtedness we carry could limit our ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, increase our vulnerability to adverse economic and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business or industry, and place us at a competitive disadvantage compared to our competitors that have less debt. Any or all of the above factors could materially adversely affect our financial position.

Furthermore, the new notes will effectively rank junior to all indebtedness of our subsidiaries which are not guarantors. There were no material amounts of such indebtedness outstanding as of September 30, 2004.

If an active trading market does not develop for the new notes, you may be unable to sell the new notes or to sell them at a price you deem sufficient.

The new notes will be new securities for which no established trading market currently exists. We plan to list the new notes on the Luxembourg Stock Exchange, but the new notes may not be approved for listing on that or any other exchange. Securities dealers who were the initial purchasers of the old notes have advised us that they intend to make a market in the new notes, but they are not obligated to do so and may discontinue market-making at any time without notice.

The liquidity of any market for the new notes will depend upon various factors, including:

•	the number of holders of the new notes;

•	the interest of securities dealers in making a market for the new notes;

•	the overall market for investment grade securities or fixed income securities generally;

•	our financial performance and prospects; and

•	the prospects for companies in our industry generally.

As a result, an active trading market may not develop for the new notes. If no active trading market develops, you may not be able to resell your new notes at their fair market value or at all.

Even if a trading market develops, the new notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates;

•	the number of holders of the new notes;

•	the market for similar debt securities; and

•	our financial performance.

Finally, if a large number of holders of old notes do not tender old notes or tender old notes improperly, only a limited amount of new notes would be outstanding after we complete this exchange offer, which could adversely affect the development and viability of a market for the new notes.

United States federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors. As a result, the guarantees from our subsidiaries may not be enforceable.

Under the U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; or

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair value of all of its assets; or

•	if the present fair value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, including limitations contained in the guarantees, we believe that each guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard. See “Description of the New Notes—Guarantees.”

You are unlikely to be able to exercise effective remedies against our former independent public accountant in any legal action.

Arthur Andersen audited our consolidated financial statements for the years ended December 31, 2001, 2000 and 1999, which are incorporated by reference in this prospectus. On August 31, 2002, Arthur Andersen ceased practicing before the SEC and terminated its business operations. As a consequence, you are unlikely to be able to exercise effective remedies or collect on a judgment against Arthur Andersen

Some holders who exchange old notes may be deemed to be underwriters.

If you exchange old notes in this exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Related to Our Business

Our revenues would be adversely affected by any reduction in the assets under our management, which would reduce the investment management fees we earn.

We derive substantially all of our revenues from investment management contracts with clients. Under these contracts, the investment management fees paid to us are typically based on the market value from time to time of assets under management. Assets under management may decline for various reasons, many of which are not under our control. For any period in which revenues decline, our profits and profit margins may decline by a greater proportion because certain expenses remain relatively fixed. Factors that could decrease assets under management (and therefore revenues) include the following:

Declines in the market value of the assets in the funds and accounts managed.    These could be caused by price declines in the securities markets generally or by price declines in the market segments in which those assets are concentrated. Approximately 54% of our total assets under management were invested in equity securities and 46% were invested in fixed income and other securities at September 30, 2004. The effect of market price declines will be compounded if the funds and accounts managed underperform the applicable market or segment.

Redemptions and other withdrawals from, or shifting among, the funds and accounts managed.    These could be caused by investors (in response to adverse market conditions or pursuit of other investment opportunities) reducing their investments in mutual funds in general or in the market segments on which AMVESCAP focuses; investors taking profits from their investments; poor investment performance of the funds and accounts managed by AMVESCAP; and portfolio risk characteristics, which could cause investors to move funds to other investment managers. Poor performance relative to other investment management firms tends to result in decreased sales, increased redemptions of fund shares, and the loss of private institutional or individual accounts, with corresponding decreases in revenues to us. Failure of our funds to perform well could, therefore, have a material adverse effect on us. Furthermore, the fees we earn vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts, along with real estate and alternative asset products, and lower fees earned on fixed income and stable return accounts. Therefore, our revenues may decline if clients shift their investments to these lower fee accounts.

Favorable performance by the U.S. securities markets in the late 1990s attracted a substantial inflow of investments to the U.S. mutual fund industry and resulted in significant appreciation in the market value of the assets held by AMVESCAP funds during the period. However, markets during the years 2000 through the first half of 2003 retreated from the level of performance experienced during the late 1990s. Between January 1, 2002 and September 30, 2004 most of the major indices continued to experience declines: the FTSE 100 was down by 12.4%, the S&P 500 by 2.9% and Nasdaq by 2.7%. Our assets under management have varied from year to year, and it is possible that decreases in assets under management could occur in future periods.

Our business is dependent on investment advisory agreements that are subject to termination or non-renewal, and our mutual fund and other investors may withdraw their funds at any time.

Substantially all of our revenues are derived pursuant to investment advisory agreements with mutual funds and other separate and private accounts. Investment management contracts are generally terminable upon thirty or fewer days’ notice. With respect to agreements with U.S. mutual funds, these investment advisory agreements may be terminated by either party with notice, or terminated in the event of an “assignment” (as defined in the Investment Company Act of 1940, as amended), and must be approved and renewed annually by the disinterested members of each fund’s board of directors or trustees, or its shareowners, as required by law. In addition, the board of trustees or directors of certain funds and separate and private accounts of AMVESCAP or our subsidiaries generally may terminate these investment advisory agreements upon written notice for any reason. Mutual fund and unit trust investors may generally withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationships with us or reduce the aggregate amount of assets under our management, and individual clients may elect to close their accounts, redeem their shares in our mutual funds, or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. Any termination of or failure to renew a significant number of these agreements, or any other loss of a significant number of our clients or assets under management, would adversely affect our revenues and profitability.

We operate in an industry that is highly regulated in the U.S. and numerous foreign countries, and any adverse changes in the regulations governing our business could decrease our revenues and profitability.

As with all investment management companies, our operating groups are heavily regulated in almost all countries in which they conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over our activities and the activities of our business units, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, the imposition of fines and censures on our employees or us and the imposition of additional capital requirements. It is also possible that laws and regulations governing our operations or particular investment products could be amended or interpreted in a manner that is adverse to us. For example, changes are proposed in EU regulatory capital requirements for regulated investment firms and banking groups. Depending on the final form of those changes and the way in which they are implemented at the EU Member State level, we may face a regulatory capital shortfall, may be required to limit distributions from certain subsidiaries or may need to modify our operating group composition and structure in order to comply. The most recent draft of the relevant

EU Directives do, however, retain the ability for certain groups to receive a waiver from the full consolidated supervision requirements, which we may be able to obtain if necessary. Pending regulatory and legislative actions and reforms affecting the mutual fund industry may significantly increase our costs of doing business and/or negatively affect our revenues. To the extent that existing regulations are amended or future regulations are adopted that reduce the sale, or increase the redemptions, of our products and services, or that negatively affect the investment performance of our products, our aggregate assets under management and our revenues could be adversely affected.

Various governmental enforcement actions and investigations and ongoing civil litigation relating to certain practices in the mutual fund industry could adversely affect our assets under management and future financial results, and increase our costs of doing business.

In November 2003, Invesco Funds Group, Inc., now part of our AIM operating group, was advised by the staff of the SEC and of the Office of the New York State Attorney General of their intentions to recommend civil enforcement actions against Invesco Funds Group based on market timing activities by certain investors in its mutual funds. Additionally, Invesco Funds Group and A I M Advisors, Inc., also part of our AIM operating group, received detailed requests for information on shareholder trading activities from the SEC and the New York Attorney General, and cooperated fully with the regulators to address their requests in these investigations. Subsequently, we were notified by regulators in several other states that they were opening, or were considering opening, similar actions or investigations.

On October 8, 2004, we reached final settlements with the Attorneys General of New York and Colorado, the Colorado Division of Securities, the Secretary of State of Georgia and the SEC regarding the civil enforcement actions and investigations related to market timing. Under the terms of the settlements, Invesco Funds Group will pay a total of $326.7 million, of which $110 million is civil penalties. A I M Advisors already paid a total of $50 million, of which $30 million is civil penalties. Also, under the agreements with New York and Colorado, we agreed to reduce our management fees on the AIM/INVESCO funds for the next five years. The reduction in our percentage fee rates, as applied to our assets under management at July 1, 2004, would result in a $15 million annual reduction in fees. This amount will vary as assets under management increase or decrease. Prior to these settlements, we also were contacted by various other state and federal regulatory authorities, and we have complied with any requests by them for information. None of them participated in the announced settlement, and we cannot predict if these authorities will pursue actions against us in the future.

In addition to the above settled governmental enforcement actions, multiple lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties affiliated with us (including certain INVESCO funds, certain AIM funds, Invesco Funds Group, A I M Advisors, A I M Management Group Inc. (the parent of A I M Advisors), AMVESCAP, certain related entities and certain of their officers and trustees). The allegations in the majority of these cases are based primarily upon the allegations in the enforcement actions described above, namely, that by allowing “market timing” trading, these parties violated the anti-fraud provisions of the federal securities laws and/or breached their fiduciary duties to the funds and/or individual investors. Certain other lawsuits allege that one or more of our funds charged excessive fees, engaged in unlawful distribution practices, inadequately employed fair value pricing or improperly collected Rule 12b-1 fees after ceasing to offer their shares to the general public. These lawsuits allege a variety of theories for recovery, including, but not limited to: (i) violation of various provisions of the United States federal securities laws, (ii) violation of various provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), (iii) breach of fiduciary duty, and (iv) breach of contract. The lawsuits have been filed in both federal and state courts and seek such remedies as compensatory damages, restitution, rescission, accounting for wrongfully gotten gains, profits and compensation, injunctive relief, disgorgement, equitable relief, various corrective measures under ERISA, that the advisory agreement with A I M Advisors be rescinded and/or declared unenforceable or void and that all advisory fees received during the past year be refunded, with interest and the payment of attorneys’ and experts’ fees. The AMVESCAP-affiliated parties have sought to remove certain of the state court proceedings to the applicable United States Federal District Court. All lawsuits based on allegations of market timing, late trading, and related issues have been transferred to the United States District Court for the District of Maryland, which we refer to as the MDL Court, for consolidated or coordinated pre-trial proceedings. Pursuant to an Order of the MDL Court, plaintiffs consolidated their claims for pre-trial purposes into three amended complaints against various AIM- and INVESCO Funds Group-related parties: (1) a Consolidated Amended Class Action Complaint purportedly brought on behalf of shareholders of the AIM funds; (2) a Consolidated Amended Fund Derivative Complaint purportedly brought on behalf of the AIM Funds and fund registrants; and (3) an Amended Class Action Complaint for Violations of the ERISA purportedly brought on behalf of participants in AMVESCAP’s 401(k) plan. Plaintiffs in one of the underlying lawsuits transferred to the MDL Court continue to seek remand of their action to state court. Although it is expected that the payments required under the terms of our regulatory settlement will mitigate any damages payable as a result of the above actions in the MDL Court, we cannot predict the outcome of these actions or any of the other actions mentioned above with certainty and are accordingly unable to determine the total potential impact that they may have on our results of operations, financial position and cash flows.

The asset management industry is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which we operate, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to our compliance with applicable laws and regulations. In particular, the U.S. mutual fund industry as a whole is currently subject to regulatory inquiries related to a wide range of issues including, among others, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost securityholders. Certain of our subsidiaries, related entities, certain of their respective current and former officers and/or certain of their advised funds have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of these issues.

Additional lawsuits or regulatory enforcement actions arising out of these circumstances and presenting similar allegations and requests for relief may in the future be filed against us and related entities and individuals in the U.S. and other jurisdictions in which we operate. We cannot predict the outcome of these actions and our management is currently unable to determine the total potential impact that they may have on our results of operations, financial position and cash flows. The range of possible outcomes includes situations in which that impact would be material. Moreover, public trust and confidence are critical to our business, and any material loss of investor and/or client confidence could result in a significant decline in assets under management, which would have an adverse effect on future financial results and our ability to grow our business.

Our investment management professionals are a vital part of our ability to attract and retain clients, and the loss of a significant portion of those professionals could result in a reduction of our revenues and profitability.

Retaining highly skilled technical and management personnel is important to our ability to attract and retain clients and retail shareholder accounts. The market for investment management professionals is competitive and has grown more so in recent periods as the volatility of the markets has increased and the investment management industry has experienced growth. The market for investment managers is also increasingly characterized by the frequent movement of investment managers among different firms. In addition, since individual investment managers often maintain a strong, personal relationship with their clients that is based on their clients’ trust in the manager, the departure of a manager could cause the loss of client accounts, which could have a material adverse effect on the results of operations and financial condition of AMVESCAP. Our policy has been to provide our investment management professionals with compensation and benefits that we believe are competitive with other leading investment management firms. However, there can be no assurance that we will be successful in retaining our key personnel, and the loss of a significant portion, either in quality or quantity, of our investment management personnel could reduce the attractiveness of our products to potential and current clients and could, therefore, have a material adverse effect on our revenues and profitability.

Competitive pressures may force us to reduce the fees we charge to clients, increase commissions paid to our financial intermediaries or provide more support to those intermediaries, all of which could reduce our profitability.

The investment management business is highly competitive, and we compete based on a variety of factors, including investment performance, the range of products offered, brand recognition, business reputation, financing strength, the strength and continuity of institutional management and producer relationships, quality of service, the level of fees charged for services and the level of compensation paid and distribution support offered to financial intermediaries.

We and our business units compete in every market in which we operate with a large number of investment management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. Some of these institutions have greater capital and other resources, and offer more comprehensive lines of products and services, than we do. The recent trend toward consolidation within the investment management industry has served to increase the strength of a number of our competitors. These strengthened competitors seek to expand their market share in many of the products and services we offer. In addition, there are relatively few barriers to entry by new investment management firms, and the successful efforts of new entrants into our various lines of business around the world, including major banks, insurance companies and other financial institutions, has also resulted in increased competition.

Demand for our mutual fund products may decline, harming our business.

The marketplace for investment products is rapidly changing: investors are becoming more sophisticated; the demand for and access to investment advice and information are becoming more widespread; and more investors are demanding investment vehicles that are customized to their personal situations. The impact on mutual fund demand due to the increasing availability of alternative product types, such as hedge funds, exchange traded funds and separate accounts, is uncertain.

Our credit facilities impose restrictions on our ability to conduct business and may not be sufficient to satisfy capital and operating requirements.

Our credit facilities require us to maintain specified financial ratios, including maximum debt to earnings and minimum interest coverage. These credit facilities also contain covenants that, among other things, restrict our ability to declare and pay dividends, transfer assets, merge and create liens. The breach of any covenant would result in a default under the credit facility. In the event of any such default, lenders that are party to the credit facility could elect to declare all amounts borrowed under the credit facility, together with accrued interest and other fees, to be due and payable. If any indebtedness under the credit facility were to be accelerated, we might not have sufficient assets to repay such indebtedness in full.

Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth.

We sell a portion of our investment products through a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial advisors, banks and financial organizations in Europe and Asia. Increasing competition for these distribution channels could cause our distribution costs to rise. Higher distribution costs would lower our net revenues. Additionally, certain of the intermediaries upon whom we rely to distribute our investment products also sell their own competing proprietary funds and investment products, which could limit the distribution of our products. Additionally, if one of our major distributors were to cease their operations, it could have a significant adverse affect on our revenues and earnings. Moreover, any failure to maintain strong business relationships with these distribution sources would impair our ability to sell our products, which could have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

Our business is vulnerable to failures in support systems and customer service functions that could lead to loss of customers or claims against us or our subsidiaries.

The ability to consistently and reliably obtain securities pricing information, process shareowner transactions and provide reports and other customer service to the shareowners of funds managed by us is essential to our continuing success. Any delays or inaccuracies in obtaining pricing information, processing shareowner transactions or providing reports, and any inadequacies in other customer service, could alienate customers and potentially give rise to claims against us or our subsidiaries. Our and our subsidiaries’ customer service capability, as well as our ability to obtain prompt and accurate securities pricing information and to process shareowner transactions and reports, is highly dependent on communications and information systems and on third-party vendors. These systems could suffer failures or interruptions due to various natural or man-made causes, and our back-up procedures and capabilities may not be adequate to avoid extended interruptions in operations.

Our ability to successfully integrate the varied segments of our business could be impeded by systems and other technological limitations.

Our continued success in effectively managing and growing our business, both domestically and abroad, depends on our ability to integrate the varied accounting, financial, information and operational systems of our various businesses on a global basis. If we fail to integrate these systems, or fail to do so on a timely basis, our profitability could be harmed.

Since a large part of our operations are denominated in U.S. dollars while our financial results are reported in U.K. pounds sterling, changes in the U.S. dollar to U.K. pounds sterling exchange rate may affect our reported financial results from one period to the next.

The majority of our net assets, revenues and expenses, as well as our assets under management, are presently derived from the United States, where the functional currency is the U.S. dollar, while our financial statements are reported in U.K. pounds sterling. As a result, fluctuations in the U.S. dollar to U.K. pounds sterling exchange rate may affect our reported financial results from one period to the next. We do not manage actively our exposure to such effects. Consequently, changes in the U.S. dollar to the U.K. pounds sterling exchange rate could have a material positive or negative impact on our reported financial results.

The carrying value of goodwill and certain investment balances on our balance sheet could become impaired, which would adversely affect our results of operations.

We have goodwill and investment balances on our balance sheet that are subject to an annual impairment review. We cannot be certain that we will ever realize the value of such investment balances and goodwill. We perform impairment reviews of the book values of goodwill and investments on a regular basis. A variety of factors could cause such book values to become impaired. Should valuations be deemed to be impaired, a write-down of the related asset would occur, adversely affecting our results of operations for the period.

PRESENTATION OF FINANCIAL INFORMATION

The selected consolidated financial information and other financial information concerning us included in this prospectus or in our annual report and quarterly earnings announcements that we incorporate by reference into this prospectus are presented in conformity with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP, as applied to us, relate to acquisition accounting, including the capitalization and amortization of goodwill, timing of recording and disclosures of exceptional items, B-shares sales commission funding, and proposed dividend liabilities. See Note 26 to our consolidated financial statements, which we have incorporated by reference into this prospectus, for a reconciliation of operating results from U.K. GAAP to U.S. GAAP.

As an EU listed company preparing consolidated financial statements, we will be required to adopt International Financial Reporting Standards from 2005. The International Accounting Standards Board is in the final stages of developing the standards that will apply in 2005 and we have an ongoing project preparing for these changes. We anticipate the transition will result in changes to both our accounting policies and the format and content of our consolidated financial statements. The principal accounting policy changes that we currently anticipate concern:

•	acquisition accounting;

•	investment valuation; and

•	accounting for share-based payments.

We publish our consolidated financial statements in pounds sterling. In this prospectus, references to “U.S. dollars” or “$” are to United States currency and references to “pounds sterling,” “£,” or “p” are to United Kingdom currency. A discussion of the effects of fluctuating exchange rates on our results is contained in “Risk Factors” included elsewhere in this prospectus and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F, which we have incorporated by reference into this prospectus.

The financial information concerning us contained in this prospectus does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (as amended) of Great Britain. Statutory accounts of our company in respect of the financial years ended December 31, 2003, 2002 and 2001 have been delivered to the Registrar of Companies of England and Wales. In respect of each of those statutory accounts, our auditors have given reports which were unqualified and did not contain a statement under Section 237(2)-(3) of the Companies Act.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registrations rights agreement into which we entered when we issued the old notes. We will not receive any cash proceeds from this exchange offer. In exchange for old notes that you tender pursuant to this exchange offer, you will receive new notes in like principal amount. The old notes that are surrendered in exchange for the new notes will be retired and canceled by us upon receipt and cannot be reissued. Accordingly, the issuance of the new notes under this exchange offer will not result in any change in our outstanding debt.

CAPITALIZATION

The following table sets forth our actual historical consolidated capitalization as of September 30, 2004 and as adjusted to reflect the application of net proceeds from the issuance of the old notes and the exchange of all of the old notes for new notes pursuant to this exchange offer.

Because the old notes exchanged for new notes will be retired and canceled by us and cannot be reissued, our outstanding long-term debt will not change whether none, some or all of the old notes are exchanged and new notes issued pursuant to the exchange offer. You should read this table in conjunction with our consolidated financial statements and accompanying notes and with “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F, each incorporated by reference in this prospectus. Except as described below, no material change has occurred in our total capitalization since September 30, 2004.

	As of September 30, 2004 (1)
	Historical		As adjusted (2)
	(in thousands)
Current maturities of debt
Senior unsecured notes due 2005	$400,000	£221,840	$79,476	£44,077

Long-term debt, excluding current maturities
New notes offered hereby	—	—	500,000	277,300
Credit facility due 2006	152,000	84,299	—	—
Senior unsecured notes due 2007	300,000	166,380	300,000	166,380
Senior unsecured notes due 2013	350,000	194,110	350,000	194,110
Other long-term debt	10,256	5,689	10,256	5,689

	$812,256	£450,478	$1,160,256	£643,479

Capital and reserves
Called up share capital (3)	365,351	202,624	365,351	202,624
Share premium account	1,262,976	700,447	1,262,976	700,447
Shares held by employee trusts	(388,462)	(215,441)	(388,462)	(215,441)
Exchangeable shares	557,349	309,106	557,349	309,106
Profit and loss account	554,733	307,655	554,733	307,655

	2,351,947	1,304,391	2,351,947	1,304,391
Other reserves	995,995	552,379	995,995	552,379

	3,347,942	1,856,770	3,347,942	1,856,770

Total capitalization	$4,560,198	£2,529,088	$4,587,674	£2,544,326

(1)	We have translated pounds sterling amounts as of September 30, 2004 into U.S. dollars using our actual balance sheet rate on September 30, 2004 of $1.8031 per £1.00. This rate is different from the exchange rate used to translate pounds sterling into U.S. dollars in “Summary—Selected Consolidated Financial Information.” For that translation, we used a convenience rate. See “Summary—Selected Consolidated Financial Information.”
(2)	We used the proceeds of the offering of old notes to fund a tender offer for our 6.6% senior notes due May 2005, and used the remaining proceeds for the repayment of outstanding indebtedness under our credit facility.
(3)	A total of 1,050,000,000 shares were authorized and 838,652,864 shares, including exchangeable shares that may be exchanged by the holders for ordinary shares on a share-for-share basis, were issued and outstanding as of September 30, 2004. The shares shown exclude 177,861,896 shares reserved for issuance under outstanding options and convertible securities.

BUSINESS

Operating Groups

We are organized into four operating groups: AIM, INVESCO, Private Wealth Management (or “PWM”) and AMVESCAP Retirement. The AIM division includes our AIM Investments business unit in the U.S. and our AIM Trimark Investments business unit in Canada. The INVESCO division includes business units in North America, the United Kingdom, Continental Europe and Asia Pacific, as well as an alternative investments business unit that includes our real estate and private equity businesses. During 2004, we integrated the remaining operations of INVESCO Funds Group, including investment management functions and investment operations, into AIM Investments.

AIM

Our AIM operating group manages, distributes and administers mutual funds and related products sold to retail and institutional investors within North America that are marketed under the AIM Investments and AIM Trimark brands.

The AIM operating group consists of two business units: (i) AIM Investments and (ii) AIM Trimark, which operates in Canada. These business units offer mutual funds invested in the U.S. and international markets, including funds that target particular market sectors. Each of the two business units of the AIM operating group offers equity, balanced, fixed income and money market funds. The investment strategies used by the business units of the AIM operating group range from aggressive growth to capital appreciation to a combination of growth and income to fixed income. Mutual funds managed by AIM Investments and AIM Trimark are primarily distributed through financial intermediaries. Some of the funds advised by AIM Investments and AIM Trimark are sub-advised by our other business units that have expertise in the specific markets in which such funds are invested.

AIM Investments Business Unit.    AIM Investments is the largest business unit in the AIM operating group. AIM is a diversified investment manager, offering a variety of equity, institutional money market and long-term fixed income products. AIM’s primary products are its AIM-branded retail equity and long-term fixed income mutual funds and institutional money market mutual funds. The funds are sold primarily through a variety of financial intermediaries. AIM Investments also provides advisory services to mutual funds managed by companies unaffiliated with us. In addition to sales of funds through financial intermediaries as part of its retail channel, AIM Investments offers funds to pension plans and to insurance companies that use its funds in separate accounts. Customers of AIM Investments’ institutional money market funds included ten of the ten largest U.S. banks and 21 of the 25 largest U.S. banks in terms of asset size as of September 30, 2004. AIM Investments also has developed a managed account business, which tailors individual, privately managed portfolios to clients’ investment needs, and provides retirement products and state-sponsored college savings plans.

During 2004, we completed the integration of INVESCO Funds Group into AIM Investments. This integration included 5 fund mergers and 34 fund name changes from January 1, 2004 through October 15, 2004. As a result of this integration, INVESCO Funds Group has discontinued operations as an investment advisor. We effected this integration to recognize further cost savings and efficiencies in our U.S. retail operations.

AIM Trimark Business Unit.    AIM Trimark investment managers also employ a bottom-up stock selection approach. The managers consider themselves “business people buying businesses.” The managers evaluate potential portfolio company management, the competitive position of such company within its industry and any proprietary advantage the company possesses. AIM Trimark also provides advisory services to mutual funds managed by companies unaffiliated with us. In addition to sales of funds through financial intermediaries as part of its retail channel, AIM Trimark offers funds to pension plans, insurance companies that use its funds in separate accounts, and banks and other financial institutions that use its funds as part of fund-of-funds offerings.

AIM Investments also provides sub-advisory services to certain AIM Trimark funds and to mutual funds managed by other of our business units, and AIM Trimark provides sub-advisory services to a mutual fund managed by another of our business units. We believe that this structure allows our business units to combine the economies and quality control made possible by centralized professional management with the diversity of investment management style and depth of expertise made possible through an integrated global network of investment advisors.

INVESCO

Our INVESCO operating group manages portfolios of equity, balanced, fixed income, structured equity, real estate and private capital investments for institutional and retail clients throughout the world and provides services through managed accounts.

INVESCO manages portfolios for a number of different types of institutional clients in North America, including:

•	corporate pension plans;

•	public and municipal pension plans;

•	Taft/Hartley pension plans;

•	insurance companies and banks; and

•	non-profit organizations.

INVESCO employs growth, value-oriented and quantitative approaches to select securities for equity portfolios and uses quantitative and value approaches to select securities for fixed income portfolios that it manages for its institutional clients. INVESCO customizes its product offerings and stock selection approaches to meet the varied investment objectives of our diverse client base. INVESCO’s products and services are marketed by a team of marketers organized by client type. INVESCO also distributes retirement services through alliances with other service providers that deliver our investment products to their clients. INVESCO provides sub-advisory services to funds offered by our other business units and advisory and sub-advisory services to funds offered by third parties.

INVESCO also manages, as investment sub-advisor, mutual funds distributed to retail clients in the U.S. that are invested in the U.S. and international markets, including funds that target particular market sectors as well as equity, balanced, fixed income and money market funds. The investment strategies for these products range from aggressive growth to capital appreciation to a combination of growth and income to fixed income. The equity products use a bottom-up, fundamental investment approach to find the most promising growth companies. The portfolio managers look for growth stocks of companies that are leaders in high growth industries and that have experienced strong returns and cash flow.

Outside of North America, INVESCO engages in retail and institutional investment management and related marketing activities through offices located around the world, serving investors located primarily in the U.K., Continental Europe and Asia. INVESCO’s main non-U.S. investment offices are located in London, Henley-on-Thames, Dublin, Paris, Frankfurt, Tokyo, Hong Kong, Melbourne and Taipei. In addition, INVESCO Great Wall, our joint venture company in China, launched its first fund in early September 2003. INVESCO provides various services, including management, distribution, administration and shareholder support services, to the following types of clients:

•	unit trusts and other mutual funds, including offshore mutual funds;

•	investment trusts (closed-end investment companies);

•	individual savings accounts (tax-advantaged plans invested in managed investment products for U.K. citizens);

•	institutional separate accounts with assets invested in Europe, emerging markets and global fixed income securities; and

•	European and international private investors.

Units of INVESCO market investment products through independent brokers, alliances with other major financial organizations and direct sales to institutional investors buying for their own accounts. INVESCO tailors its marketing strategy to respond to the relevant competitive environment in each country or region. INVESCO’s non-U.S. business units also provide advisory or sub-advisory services to investment products offered by other of our business units.

We believe that having our investment professionals working in and investing from many of the world’s financial markets is one of our strengths. INVESCO both coordinates the construction of global portfolios and markets our global investment management services.

Private Wealth Management

Our Private Wealth Management division was formed in 2001 in connection with our acquisition of Pell Rudman and now operates under the brand name of Atlantic Trust Private Wealth Management. The Private Wealth Management division provides personalized and sophisticated wealth management services to high net worth individuals and their families as well as asset management services to foundations and endowments in the U.S. The division also provides various investment management services to its clients, including asset allocation, trust services, custody and family office services. It primarily obtains clients through referrals from existing clients and recommendations from a network of attorneys and accountants.

In February 2003, Atlantic Trust Group, Inc., the holding company for our Private Wealth Management division, acquired Whitehall Asset Management, an SEC-registered investment advisor with over $1 billion in assets under management. In March 2004, Atlantic Trust also acquired Stein Roe Investment Counsel LLC, an SEC-registered investment advisor with over $7 billion in assets under management. In March 2004, we completed the disposal of the U.K. and Jersey businesses of Atlantic Wealth Management Limited and Atlantic Wealth Management International Limited, which resulted in the transfer of approximately $1.4 billion of assets under management out of the Private Wealth Management business.

The Private Wealth Management division operates through several subsidiaries, the most significant of which are Atlantic Trust Company, N.A., a limited purpose national trust company regulated by the Office of the Comptroller of the Currency, Atlantic Trust Advisors, Inc., an SEC-registered investment advisor, AT Investor Services, Inc., a broker-dealer regulated by the SEC and the National Association of Securities Dealers, and Stein Roe Investment Counsel Inc.

AMVESCAP Retirement

AMVESCAP Retirement gathers investment assets for us by developing, marketing, managing and providing administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world.

AMVESCAP Retirement provides a full range of services to various retirement accounts. Its services include custodian, record keeping, administration, compliance, and client employee education and communication. AMVESCAP Retirement sells on a full-service basis and markets our investment products and services to clients who receive administration services from other providers. One unit of AMVESCAP Retirement is a U.S. national trust bank that provides custody and trust services to retirement accounts, including offering collective trust funds sub-advised by other of our business units or by other parties. AMVESCAP Retirement also includes a unit that focuses on capturing IRA rollovers.

Our retirement services are distributed through three primary channels:

•	a direct sales force calling on plan sponsors and consultants;

•	broker-dealer distribution channels; and

•	strategic partnerships with other service providers.

AMVESCAP Retirement was named INVESCO Retirement prior to April 1, 2003.

Competition

The investment management business is highly competitive, with competition based on a variety of factors, including investment performance, the range of products offered, brand recognition, business reputation, financial strength, the strength and continuity of institutional, management and producer relationships, quality of service, the level of fees charged for services, and the level of commissions and other compensation paid, and distribution support offered, to financial intermediaries.

We compete with a large number of investment management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. Many of these institutions have greater capital and other resources, and offer more comprehensive lines of products and services, than we do. Competition in the investment management industry has increased as a result of the recent trend toward consolidation.

We believe that our multiple channels of distribution enable us to compete effectively in the investment management business. We also believe that, over time, institutional investors will seek to reduce the number of specialist firms managing their assets and that larger firms, with the ability to manage funds in a number of different management styles and in a number of different markets, will have a competitive advantage. We believe that we are well positioned to capitalize on this expected development.

Management Contracts

We derive substantially all of our revenues from investment management contracts with clients. Fees vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts and lower fees earned on fixed income and stable return accounts. In addition, investment management contracts are generally terminable upon thirty or fewer days’ notice. Mutual fund and unit trust investors generally may withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationship with us or reduce the aggregate amount of assets under management, and individual clients may elect to close their accounts or redeem their shares in our mutual funds, or shift their funds to other types of accounts with different rate structures, for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance.

Government Regulations

The mutual fund industry as a whole is currently subject to regulatory inquiries related to a wide range of issues including, among others, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost securityholders. In November 2003, Invesco Funds Group, Inc., now part of our AIM operating group, was advised by the staff of the SEC and of the Office of the New York State Attorney General of their intentions to recommend civil enforcement actions against Invesco Funds Group based on market timing activities by certain investors in its mutual funds. Invesco Funds Group and A I M Advisors, Inc., also part of our AIM operating group, also received detailed requests for information on shareholder trading activities from the SEC and the New York Attorney General, and cooperated fully with the regulators to address their requests in these investigations. On October 8, 2004, we reached final settlements with the Attorneys General of New York and Colorado, the Secretary of State of Georgia and the SEC regarding the civil enforcement actions and investigations related to market timing. See “Summary—Recent Developments—Market Timing Settlement.”

More generally, as with all investment management companies, our operations and investment products are heavily regulated in almost all countries in which we conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant government agencies and industry self regulatory authorities broad administrative discretion over the activities of our business units, including the power to limit or restrict business activities. Possible sanctions for violations of law include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel, the imposition of fines and censures on our employees or us and the imposition of additional capital requirements. It is also possible that laws and regulations governing our operations in general or particular investment products could be amended or interpreted in a manner that is adverse to us.

We conduct substantial business operations in the U.S. Various of our subsidiaries and/or products and services offered by such subsidiaries are regulated in the U.S. by the SEC, the National Association of Securities Dealers, the National Futures Association, the Commodity Futures Trading Commission and the Office of the Comptroller of the Currency. Federal statutes that regulate the products and services offered by us in the U.S. include the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisers Act of 1940 and the Employee Retirement Income Security Act of 1974.

Various of our business units are regulated in the United Kingdom by the Financial Services Authority. Our operations elsewhere in the world are regulated by similar regulatory organizations. Our principal German operation is required by regulations promulgated by the German Federal Financial Supervisory Authority to have a banking license and thus is also subject to banking regulations. Other regulators who potentially exert a significant impact on our businesses around the world include the Ministry of Finance and the Financial Services Agency in Japan, the Banque de France and Commission des Operations de Bourse in France, the Securities and Futures Commission of Hong Kong, the Belgian Banking and Finance Commission, the Australian Securities & Investments Commission, the Securities and Futures Commission of the Ministry of Finance and the Investment Commission of the Ministry of Economic Affairs of the Republic of China, the Commissione Nazionale per le Societa e la Borsa (CONSOB) in Italy, the Netherlands Authority For the Financial Markets, the Swiss Federal Banking Commission, La Comision Nacional del Mercado de Valores (CNMV) in Spain, the Monetary Authority of Singapore, the Central Bank of Ireland, the Irish Financial Services Regulatory Authority, the Jersey Financial Services Commission, the Pension Fund Supervisions Office (UNFE) in Poland and the Canadian securities administrators.

Certain of our subsidiaries are required to maintain minimum levels of capital. These and other similar provisions of applicable law may have the effect of limiting withdrawals of capital, repayment of intercompany loans and payment of dividends by such entities. Under EU regulatory capital requirements, investment firms groups are generally subject to consolidated supervision, which requires both individual regulated companies and the group of companies to meet regulatory capital requirements. Changes are proposed in EU regulatory capital requirements for regulated investment firms and banking groups. Depending on the final form of those changes and the way in which they are implemented at the EU Member State level, we may face a regulatory capital shortfall, or need to modify our operating group composition and structure in order to comply. The most recent draft of the relevant EU Directives do, however, retain the ability for certain groups to receive a waiver from the full consolidated supervision requirements, which we may be able to obtain if necessary.

To the extent that existing or future regulations affecting the sale of our products and services or our investment strategies cause or contribute to reduced sales or increased redemptions of our products or impair the investment performance of our products, our aggregate assets under management and revenues might be adversely affected.

MANAGEMENT

The current directors of AMVESCAP PLC and members of the Executive Management Committee are:

Name	Age*	Position*
Charles W. Bradya c	69	Executive Chairman, Board of Directors; Chief Executive Officer, AMVESCAP PLC

Rex D. Adamsb c d	64	Non-Executive Director

Sir John Banhamb c d	64	Non-Executive Director

The Hon. Michael D. Benson[a]	61	Vice Chairman, Board of Directors; Chairman, INVESCO Division

Joseph R. Canionb c d	59	Non-Executive Director

Dr. Thomas R. Fischerb c d	57	Non-Executive Director

Jean-Baptiste Douville de Franssu[a]	41	Chief Executive Officer, INVESCO Continental Europe

Robert H. Graham[a]	57	Vice Chairman, Board of Directors; Chairman, AIM Division

Hubert L. Harris, Jr.[a]	61	Chief Executive Officer, INVESCO North America

Erick R. Holt[a]	52	General Counsel

Karen D. Kelley[a]	43	President, Fund Management Company; Director of Cash Management

Denis Kesslerb c d	52	Non-Executive Director

Edward P. Lawrenceb c d	62	Non-Executive Director

Andrew T.S. Loa	43	Chief Executive Officer, INVESCO Asia Pacific

Bevis Longstrethb c d	70	Non-Executive Director

John (“Jack”) S. Markwalter Jr.[a]	45	Chief Executive Officer and President, Atlantic Trust Private Wealth Management

David Ridley[a]	51	Chief Executive Officer, INVESCO Alternatives Group

James I. Robertson[a]	47	Director; Chief Financial Officer, AMVESCAP PLC; Executive Vice President

John D. Rogers[a]	43	Chief Executive Officer, INVESCO Division; Executive Vice President

Philip A. Taylor[a]	49	Chief Executive Officer, AIM Trimark Investments

Stephen K. Westb c d	76	Non-Executive Director

Mark H. Williamson[a]	52	Chief Executive Officer, AIM Division; Executive Vice President

*	All ages and positions are as of October 31, 2004.
[a]	Member of the Executive Management Committee
[b]	Member of the Audit Committee
[c]	Member of the Nomination and Corporate Governance Committee
[d]	Member of the Remuneration Committee

Charles W. Brady has served as Executive Chairman of the Board of Directors of our company since 1993, Chief Executive Officer of our company since 1992 and as a Director of our company since 1986. He was a founding Partner of INVESCO Capital Management Inc., which merged with our predecessor organization in 1988. Mr. Brady began his investment career in 1959 after graduating with a BS from the Georgia Institute of Technology. He also attended the Advanced Management Program at the Harvard Business School. Mr. Brady is a Director of the Atlanta College of Art, a Trustee of the Georgia Tech Foundation and the Carter Library and a Director of the National Bureau of Asian Research.

Rex D. Adams has served as a Non-Executive Director of our company since November 2001 and is Chairman of the Remuneration Committee. Mr. Adams was Dean of the Fuqua School of Business at Duke University from 1996 to 2001 and is now a professor of business administration there. He joined Mobil International in London in 1965 and served as Executive Vice President of Administration for Mobil Corporation from 1988 to 1996. Mr. Adams received a BA magna cum laude from Duke University. He was selected as a Rhodes scholar in 1962 and studied at Merton College, Oxford University. Mr. Adams serves on the Boards of Directors of Alleghany Corporation, PBS, and the Vera Institute of Justice.

Sir John Banham has served as a Non-Executive Director of our company since 1999 and is Chairman of the Nomination and Corporate Governance Committee. He is Chairman of Whitbread PLC. Sir John was Director General of the Confederation of British Industry from 1987 to 1992, a Director of both National Power and National Westminster Bank from 1992 to 1998, Chairman of Tarmac PLC from 1994 to 2000 and Chairman of Kingfisher PLC from 1995 to 2001. Sir John is a graduate of Cambridge University and has been awarded honorary doctorates by four leading U.K. universities.

The Hon. Michael D. Benson has served as Vice Chairman of the Board of Directors of our company since February 2001, Chairman of our INVESCO division since January 2003, as a Director of our company since 1994, Chief Executive Officer of INVESCO Global from 1997 until December 2002 and Chief Executive Officer of the Asian region from 1994 to 1997. He began his career in the securities industry in 1963 and held senior positions at Lazard Brothers Ltd., Standard Chartered Bank and Capital House Investment Management.

Joseph R. Canion has served as a Non-Executive Director of our company since 1997. He was a Director of AIM from 1991 through 1997, when AIM merged with INVESCO. Since 1992, Mr. Canion has served as Chairman of Insource Technology Corporation, a business and technology management company based in Houston. He was co-founder and, from 1982 to 1991, Chief Executive Officer, President and a Director of Compaq Computer Corporation.

Dr. Thomas R. Fischer has served as a Non-Executive Director of our company since February 2004. He is Chairman of the Managing Board of WestLB AG. Dr. Fischer began his career working for Varta Batterie AG before joining Deutsche Bank AG in 1985 as Deputy Director of Corporate Development. While at Deutsche Bank, he assumed a number of jobs with increasing responsibility, ultimately serving as Chief Operating Officer and a Member of the Management Board. Dr. Fischer is also a member of the Audi AG and TUI AG Boards as a Non-Executive Director and holds a Ph.D. in Business Economics from the University of Freiburg.

Jean-Baptiste Douville de Franssu has served as a member of the Executive Management Committee of our company since May 2001 and as Chief Executive Officer of INVESCO Continental Europe since 1999. He joined our company as Managing Director and member of the Board of Directors of INVESCO France in 1990. Mr. de Franssu became Managing Director of the Continental European Division in 1996 and has served as a member of the INVESCO Global Management Committee since 1997. Mr. de Franssu is a graduate of the ESC Group in Rheims. He received a BA from Middlesex University in the U.K. and a post-graduate actuarial degree from Pierre et Marie Curie University in Paris.

Robert H. Graham has served as Vice Chairman of the Board of Directors of our company since February 2001, a Director of our company since 1997 and as Chief Executive Officer of Managed Products from 1997 to January 2001. Mr. Graham is Chairman of the AIM Division, which includes A I M Management Group Inc., a company that he co-founded in 1976. Mr. Graham received a BS, an MS and an MBA from the University of Texas at Austin and has been in the investment business since 1972. He has served as a member of the Board of Governors and the Executive Committee of the Investment Company Institute, and as Chairman of the Board of Directors and Executive Committee of the ICI Mutual Insurance Company.

Hubert L. Harris, Jr. has served as Chief Executive Officer of INVESCO North America since August 2003 and as a Director of our company from 1993 to February 1997, and from 1998 to December 2004. He was Chief Executive Officer of AMVESCAP Retirement from 1998 until 2003. He served as Assistant Director of the Office of Management and Budget in Washington, DC, during President Carter’s administration and as President and Executive Director of the International Association for Financial Planning. Mr. Harris serves as a Trustee and member of the Executive Committee of the Georgia Tech Foundation and as Vice President and member of the Executive Committee of the National Defined Contribution Council. Mr. Harris received a BS from the Georgia Institute of Technology and an MBA from Georgia State University.

Erick R. Holt has served as a member of the Executive Management Committee of our company and as General Counsel since January 2003. Before joining our company as Group Compliance Officer in July 1999, he worked at Citibank as Director of Compliance for the Investment Products and Distribution Division. Mr. Holt began his career at Bronson, Bronson & McKinnon in San Francisco in 1979. He joined Dean Witter Reynolds in 1984, was named Assistant General Counsel in 1987 and became Director of Compliance in 1989. He received an AB cum laude from the University of California and a JD from the University of San Francisco, where he was an editor of the Law Review. He is a member of the International Committee of the Investment Company Institute.

Karen D. Kelley has served as a member of the Executive Management Committee of our company since February 2004 and as Director of Cash Management, President of Fund Management Company and Managing Director of A I M Capital Management, Inc. since 2001. She also serves as Vice President of A I M Advisors, Inc. and Director of AIM Global, and is on the AIM Global Management Company, Ltd. and Short-Term Investments Co. Global Series of Funds Boards. Ms. Kelley held positions at Drexel Burnham Lambert and Federated Investors Inc. before joining AIM Management Group Inc. as a Money Market Portfolio Manager in 1989 and becoming Chief Money Market Officer in 1992. She received a BS magna cum laude from Villanova University’s College of Commerce and Finance.

Denis Kessler has served as a Non-Executive Director of our company since March 2002. A noted economist, Mr. Kessler is Chairman and Chief Executive Officer of SCOR. He is Chairman of the Boards of Directors of SCOR US Corporation, SCOR Life US Reinsurance and SCOR Reinsurance Company, and serves as a member of the Boards of Directors of Drexia SA, BNP Paribas, Bollore Investissement SA, Dassault Aviation and Cogedim. Mr. Kessler received a Diplome from the Paris Business School (HEC) and a Doctorat d’Etat in economics from the University of Paris.

Edward P. Lawrence has served as a Non-Executive Director of our company since October 2004. He is a partner at Ropes & Gray, a Boston law firm, where he also heads the investment committee of the firm’s Trust Department. Mr. Lawrence is a graduate of Harvard College and earned a J.D. from Columbia University Law School. He serves on the board of the Attorneys’ Liability Assurance Society, Ltd., is Chairman of the Board of the Massachusetts General Hospital and is Trustee of both Partners Healthcare System, Inc. in Boston and McLean Hospital in Belmont, MA.

Andrew T. S. Lo has served as a member of the Executive Management Committee of our company since May 2001 and as Chief Executive Officer of INVESCO Asia Pacific since February 2001. He joined our company as Managing Director for INVESCO Asia in 1994. Mr. Lo began his career as Credit Analyst at Chase

Manhattan Bank in 1984. He became Vice President of the Investment Management Group at Citicorp in 1988 and was Managing Director of Capital House Asia from 1990 to early 1994. Mr. Lo was Chairman of the Hong Kong Investment Funds Association from 1996 to 1997, a member of the Council to the Stock Exchange of Hong Kong from 1997 to February 2000 and a member of the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to March 2001. He received a BS and an MBA from Babson College in the U.S.

Bevis Longstreth has served as a Non-Executive Director of our company since 1993 and is Chairman of the Audit Committee. Mr. Longstreth is a retired Partner of Debevoise & Plimpton where he was in that role from 1970 to 1981, and from 1984 to 1997. He was a Commissioner of the SEC from 1981 to 1984. Mr. Longstreth is a frequent writer on issues of corporate governance, banking and securities law, and is the author of “Modern Investment Management and the Prudent Man Rule” (1986), a book on law reform. He is a graduate of Princeton University and the Harvard Law School and is a Trustee of the College Retirement Equities Fund (CREF).

John (“Jack”) S. Markwalter Jr. has served as Chief Executive Officer and President of Atlantic Trust, the private wealth management division of AMVESCAP, since January 2004 and as a member of the Executive Management Committee since October 2004. He joined Atlantic Trust as head of Business Development in 2002 and has over 18 years of experience in private wealth management, having previously worked at Morgan Stanley since 1986. Mr. Markwalter received a BS with highest honors from Georgia Institute of Technology and an MBA from Harvard Business School. He serves as Chairman of the Helen Keller Foundation and is a member of the Board of Trustees for Georgia Institute of Technology’s Alexander-Tharpe Fund, the Board of Trustees for Pace Academy, and the Board of Directors for St. Joseph’s Hospital Mercy Foundation.

David Ridley has served as the Chief Executive Officer of the INVESCO Division’s Alternatives Group since April 2004 and a member of the Executive Management Committee since October 2004. He has served as Managing Partner of INVESCO Real Estate since its inception in 1983 and has over 29 years of alternative asset class experience. Mr. Ridley received a Bachelor of Business Administration in Finance from the University of Texas at Austin. He holds key memberships with institutions such as Urban Land Institute, Pension Real Estate Association and National Association of Real Estate Investment Managers.

James I. Robertson has served as a Director of our company and as Chief Financial Officer since April 2004 and as a member of the Executive Management Committee of our company since March 1999. He joined our company as Director of Finance and Corporate Development for INVESCO Global’s European division in 1993 and repeated this role for the Pacific division in 1995. Mr. Robertson became Managing Director of Global Strategic Planning in 1996 and served as Chief Executive Officer of AMVESCAP Group Services, Inc. from 2001 to 2004. He holds an MA from Cambridge University and is a member of the Institute of Chartered Accountants of England and Wales.

John D. Rogers has served as Chief Executive Officer of INVESCO Institutional and as a member of the Executive Management Committee of our company since December 2000. He became Chief Executive Officer of the INVESCO Division in January 2003. He joined the company as Chief Investment Officer and President of INVESCO’s Tokyo office in 1994 and became Chief Executive Officer and Co-Chief Investment Officer of INVESCO Global Asset Management (N.A.), Inc. in 1997. Mr. Rogers received a BA cum laude from Yale University and an MA from Stanford University. He is a Chartered Financial Analyst.

Philip A. Taylor has served as Chief Executive Officer of AIM Trimark Investments since January 2002 and became a member of the Executive Management Committee of our company in January 2003. He joined AIM Funds Management Inc. in 1999 as Senior Vice President of Operations and Client Services and later became Executive Vice President and Chief Operating Officer. Mr. Taylor was President of Canadian retail broker Investors Group Securities Inc. from 1994 to 1997 and Managing Partner of Meridian Securities from 1989 to 1994. He held various management positions with Royal Trust, now part of Royal Bank of Canada, from 1982 to 1989. Mr. Taylor received an Honors B. Comm. degree from Carleton University and an MBA from the Schulich School of Business at York University.

Stephen K. West has served as a Non-Executive Director of our company since 1997. Mr. West was a Director of AIM from 1994 through 1997, when AIM merged with INVESCO. From 1964 to 1998, he was a partner of Sullivan & Cromwell, based in New York, and he is presently senior counsel to the firm. Mr. West serves on the Boards of Directors of the Pioneer Funds and the Swiss Helvetia Fund, Inc. He is a graduate of Yale University and the Harvard Law School.

Mark H. Williamson has served as a member of the Executive Management Committee of our company since December 1999 and became Chief Executive Officer of the AIM Division in January 2003. He was Chief Executive Officer of the Managed Products Division from February 2001 to December 2002 and Chairman and Chief Executive Officer of INVESCO Funds Group Inc. from 1998 to December 2002. Mr. Williamson began his career at Merrill Lynch in 1976. He joined C&S Securities in 1985 and was named Managing Director in 1988. He became Chairman and Chief Executive Officer of NationsBank’s mutual funds and brokerage subsidiaries in 1997. Mr. Williamson graduated from the University of Florida and is a member of the Board of Directors of ICI Mutual Insurance Company.

THIS EXCHANGE OFFER

Purpose and Effect of this Exchange Offer

The new notes to be issued in this exchange offer will be exchanged for the old notes that we issued in December 2004. At that time, we issued $300 million of our 4.500% senior notes due 2009 and $200 million of our 5.375% senior notes due 2014. We issued the old notes without compliance with the registration requirements of the Securities Act in reliance upon an exemption from those registration requirements. Concurrently, the initial purchasers of the old notes resold the old notes to investors believed to be “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act or non-U.S. persons in accordance with Regulation S under the Securities Act.

In connection with the issuance of the old notes, we and the guarantors entered into a registration rights agreement with the initial purchasers pursuant to which we agreed to:

•	file with the SEC by February 12, 2005 a registration statement under the Securities Act with respect to the issuance of the new notes in an exchange offer;

•	use our best efforts to cause that registration statement to become effective under the Securities Act not later than May 13, 2005; and

•	issue and exchange the new notes for all old notes validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part.

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by a holder under U.S. federal securities laws without compliance with the registration and prospectus deliver requirements of the Securities Act, provided that:

•	the holder is acquiring the new notes in the ordinary course of business for investment purposes;

•	the holder is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of new notes;

•	the holder is not a broker-dealer who purchased the old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.

If you wish to participate in this exchange offer, you must represent to us in the letter of transmittal or through the DTC’s Automated Tender Offer Program that the conditions above have been met. However, we do not intend to request the SEC to consider, and the SEC has not considered, this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer. Therefore, if you transfer any new note delivered to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your new notes from such requirements, you may incur liability under the Securities Act. We will not assume this liability or indemnify you against such liability.

If any holder is an affiliate of ours, or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer, that holder:

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

Except as described above, this prospectus may not be used for an offer to resell, a resale or other transfer of new notes.

This exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions of this exchange offer, we will accept any and all old notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date. The date of acceptance for exchange of the old notes, and completion of the exchange offer, is the exchange date, which will be the second business day following the expiration date (unless extended as described in this document). We will issue, on or promptly after the exchange date, an aggregate principal amount of up to $300 million of new 2009 notes for a like principal amount of the old 2009 notes and up to $200 million of new 2014 notes for a like principal amount of the old 2014 notes, as tendered and accepted in connection with this exchange offer. The new 2009 notes and new 2014 notes issued in connection with this exchange offer will be delivered on the earliest practicable date following the exchange date. Holders may tender some or all of their old 2009 notes and old 2014 notes in connection with this exchange offer but only in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act and are issued free from any transfer restrictions or any covenant regarding registration. The new notes will evidence the same debt as the old notes and will be issued under the same indentures and be entitled to the same benefits under each indenture as the old notes being exchanged. As of the date of this prospectus, $300 million in aggregate principal amount of the old 2009 notes and $200 million in aggregate principal amount of the old 2014 notes is outstanding.

In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers and any old notes sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. Except as described under “Description of the Notes—Book-Entry System; Delivery and Form,” the new notes will be issued in the form of a global note registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC. See “Description of the New Notes—Book-Entry System; Delivery and Form.”

Holders of old notes do not have any appraisal or dissenters’ rights in connection with this exchange offer. Old notes that are tendered but not accepted in connection with this exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued. However, some registration and other rights under the registration rights agreement will terminate, and holders of the old notes generally will not be entitled to any registration rights under the registration rights agreement, subject to limited exceptions.

We will be considered to have accepted validly tendered old notes if and when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the old notes, without expense, to the tendering holder as promptly as possible after the expiration date.

Holders who tender old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on the exchange of old notes in connection with this exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with this exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date for this exchange offer is 5:00 p.m., New York City time, on March 7, 2005, unless extended by us, in our sole discretion, in which case the term “expiration date” shall mean the latest date and time to which this exchange offer is extended.

In order to extend this exchange offer, we will:

•	notify the exchange agent of any extension by oral or written notice; and

•	issue a press release or other public announcement that would include disclosure of the approximate number of old notes deposited and that would be issued prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting any old notes;

•	to extend this exchange offer;

•	to amend the terms of this exchange offer in any manner; and

•	to terminate this exchange offer.

Any delay in acceptance, extension, termination or amendment will be followed as soon as practicable by a press release or other public announcement or post-effective amendment to the registration statement.

If this exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement or post-effective amendment that will be distributed to the holders. We will also extend this exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if this exchange offer would otherwise expire during the five to ten business day period.

We will have no obligation to publish, advertise or otherwise communicate any public announcement of any delay, extension, amendment (other than amendments constituting a material change to this exchange offer) or termination that we may choose to make, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

Interest on the new 2009 notes will accrue at the rate of 4.500% per annum from the most recent date to which interest on the old 2009 notes has been paid or, if no interest has been paid, from the date of the issuance of the old 2009 notes. Interest on the new 2014 notes will accrue at the rate of 5.375% per annum from the most recent date to which interest on the old 2014 notes has been paid or, if no interest has been paid, from the date of the issuance of the old 2014 notes. Interest will be payable semiannually in arrears on June 15 and December 15, commencing on June 15, 2005.

Conditions to this Exchange Offer

Despite any other term of this exchange offer, we will not be required to exchange any old notes and may terminate this exchange offer as provided in this prospectus before the acceptance of the old notes, if:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to this exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us, or any material adverse development has occurred in any existing action or proceeding relating to us or any of our subsidiaries;

•	any change, or any development involving a prospective change, in our business or financial affairs or those of any of our subsidiaries has occurred that, in our reasonable judgment, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us;

•	any law, statue, rule or regulation is proposed, adopted or enacted, that in our reasonable judgment, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us; or

•	any governmental approval has not been obtained, which approval we, in our reasonable discretion, consider necessary for the completion of this exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion, in whole or in part, at any time and from time to time. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of these rights, and these rights shall be considered ongoing rights that may be asserted at any time and from time to time.

If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

•	refuse to accept any old notes and return all tendered old notes to the tendering holders;

•	extend this exchange offer and retain all old notes tendered before the expiration of this exchange offer, subject, however, to the rights of holders to withdraw these old notes (See “—Withdrawal of Tenders”); or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes which have not been withdrawn.

Procedures for Tendering

Unless the tender is made in book-entry form, to tender old notes in this exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of it;

•	have the signatures guaranteed if required by the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile, the old notes and any other required documents to the exchange agent prior 5:00 p.m., New York City time, on the expiration date.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the old notes through DTC’s Automated Tender Offer Program, or ATOP. ATOP enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to agree electronically to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP.

The tender by a holder of old notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. Holders may request their brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender its old notes should contact the registered holder promptly and instruct the registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner’s own behalf, the owner must, prior to completing and executing the letter of transmittal and delivery of the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable period of time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an “eligible guarantor institution.”

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution.”

If the letter of transmittal is signed by a person other than the registered holder of the old notes, the old notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

If the letter of transmittal or any old notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing and, unless the requirement is waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered old notes in our sole discretion. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of this exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a time period determined by us. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, we do not, and neither does the exchange agent nor any other person, have any duty to give this notice or will incur any liability for failure to give this notice. Tenders of old notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right, as set forth above under the caption “—Conditions to this Exchange Offer,” to terminate the exchange offer.

By tendering old notes, each holder represents to us, among other things, that:

•	the new notes acquired in the exchange offer are being obtained in the ordinary course of business for investment purposes of the person receiving the new notes, whether or not such person is the holder;

•	neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of the new notes; and

•	neither the holder nor any other person is our “affiliate” (as defined in Rule 405 under the Securities Act).

If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes, it will acknowledge that it acquired the old notes as the result of market-making activities or other trading activities and it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures

In the limited circumstances where old notes might have been certificated and a holder who wishes to tender its old notes finds:

•	the old notes are not immediately available;

•	the holder cannot deliver the old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

•	the holder cannot complete the procedures for book-entry transfer before the expiration date;

then the holder may effect a tender if:

•	the tender is made through an eligible guarantor institution;

•	before the expiration date, the exchange agent receives from the eligible guarantor institution:

(1)   a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery,

(2)  the name and address of the holder, and

(3)  the certificate number(s) of the old notes and the principal amount of old notes tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal and the certificates representing the old notes or a confirmation of book-entry transfer, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, a properly completed and executed letter of transmittal or facsimile, as well as the certificate(s) representing all tendered old notes in proper form for transfer or a confirmation of book-entry transfer, and all other documents required by the letter of transmittal.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of old notes, a written facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person who deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers (if the old notes have been certificated) and principal amount of the old notes;

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the old notes into the name of the person withdrawing the tender; and

•	specify the name in which any old notes are to be registered, if different from that of the depositor.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices. Any old notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued in exchange for these old notes unless the old notes withdrawn are validly re-tendered. Any old notes that have been tendered but are not accepted for exchange or are withdrawn will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described above under the caption “—Procedures for Tendering” at any time prior to the expiration date.

Exchange Agent

SunTrust Bank has been appointed as exchange agent in connection with this exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent, at its offices at 25 Park Place, 24th Floor, Atlanta, Georgia 30303. The exchange agent’s telephone number is (404) 588-7296 and facsimile number is (404) 588-7335. SunTrust Bank makes no representation or warranty as to the validity or sufficiency of the information contained in this prospectus, except such information specifically relating to SunTrust Bank itself, or any information incorporated herein by reference.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of this exchange offer. We will pay some other expenses to be incurred in connection with this exchange offer, including the fees and expenses of the exchange agent as well as accounting and legal fees.

Holders who tender their old notes for exchange will not be obligated to pay transfer taxes. If, however:

•	new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes in connection with this exchange offer,

then the amount of any transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption from them is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of this exchange offer.

Consequences of Failing to Properly Tender Old Notes in the Exchange

Issuance of the new notes in exchange for the old notes under this exchange offer will be made only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities to tenders of old notes. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of this exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act, and, upon completion of this exchange offer, certain registration rights under the registration rights agreement will terminate.

In the event the exchange offer is completed, we generally will not be required to register the remaining old notes, subject to limited exceptions. Remaining old notes will continue to be subject to the following restrictions on transfer:

•	the remaining old notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available, or if neither registration nor an exemption is required by law, and

•	the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with this exchange offer, any trading market for remaining old notes could be adversely affected.

DESCRIPTION OF THE NEW NOTES

In general, the form and terms of the new notes and the old notes are identical in all material respects, except that the new notes are registered under the Securities Act and generally are not subject to transfer restrictions or registration rights.

We issued the old notes, and will issue the new notes, under two separate indentures. Each indenture will be a contract among us, A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc., and INVESCO North American Holdings, Inc., as guarantors, and SunTrust Bank, as trustee. The trustee’s main role is to enforce your rights against us if we default. We describe some limitations on the extent to which the trustee acts on your behalf in the information under the caption “—Events of Default” if an event of default occurs. The trustee will also act as our registrar, paying agent and authenticating agent in New York, and perform administrative duties for us, such as sending out interest payments and notices under the indentures. The address, telephone and facsimile number of the Trustee are:

SunTrust Bank

5 Park Place

24th Floor

Atlanta, Georgia 30303

Attn: Mr. Jack Ellerin

Telephone: 404) 588-7296

Facsimile: (404) 588-7335

The following description of the provisions of the indentures is a summary only. The summary is not complete. More specific terms as well as the definitions of terms can be found in the indentures and the Trust Indenture Act of 1939, which will be applicable to the indentures upon completion of this exchange offer. You can obtain copies of the indentures by following the directions under the caption “Where You Can Find More Information” on page ii of this prospectus.

General

The amount of new notes we can issue under each indenture is unlimited. We will issue the new 2009 notes with a maximum aggregate principal amount of $300 million, and the new 2014 notes with a maximum aggregate principal amount of $200 million. However, we may issue additional new notes under each of the indentures without your consent and without notifying you. Any such additional notes issued under the 2009 indenture will have the same ranking, interest rate, maturity date, redemption rights and other terms as the new 2009 notes, while any such additional notes issued under the 2014 indenture will have the same ranking, interest rate, maturity date, redemption rights and other terms as the new 2014 notes. Any additional notes issued under the 2009 indenture, together with new 2009 notes, will constitute a single series of notes under the 2009 indenture. In addition, any additional notes issued under the 2014 indenture, together with the new 2014 notes, will constitute a separate single series of notes under the 2014 indenture.

Principal of and interest on the new notes will be payable, and each series of the new notes will be transferable, at an office or agency of ours maintained for that purpose in the Borough of Manhattan, the City of New York, New York and, so long as such series of new notes is listed on the Luxembourg Stock Exchange, in Luxembourg. The trustee will initially be our registrar and paying agent in New York, New York. We have appointed Banque Générale du Luxembourg S.A. as paying agent and transfer agent in Luxembourg with respect to the new notes. So long as the new notes are listed on the Luxembourg Stock Exchange, and the rules of that exchange so require, we will maintain a paying agent and transfer agent in Luxembourg with respect to such series of new notes, and any change in the Luxembourg paying agent and transfer agent will be published in Luxembourg. We may at any time designate additional paying agents, rescind the designations or approve a change in the offices where they act.

We may at any time change the stock exchange on which the new notes are listed if it is in our best interests to do so, provided that the new notes are at all times listed on a “recognized stock exchange” (within the meaning of Section 841 of the U.K. Income and Corporation Taxes Act 1988).

The new 2009 notes and the new 2014 notes will be issued without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. No service charge will be made for any registration of transfer or exchange of either the new 2009 notes or the new 2014 notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such transfer or exchange of new notes.

The indentures do not prevent us from purchasing either new 2009 notes or new 2014 notes trading on the Luxembourg Stock Exchange. In the event we purchase new notes, such new notes will be disregarded for certain voting purposes consistent with the terms of the relevant indentures.

Maturity, Interest and Principal Payments

The new 2009 notes will mature on December 15, 2009. Interest will accrue from the issue date of the new 2009 notes at a rate equal to 4.500% per year. We will pay interest on the new 2009 notes on June 15 and December 15 of each year, beginning on June 15, 2005.

The new 2014 notes will mature on December 15, 2014. Interest will accrue from the issue date of the new 2014 notes at a rate equal to 5.375% per year. We will pay interest on the new 2014 notes on June 15 and December 15 of each year, beginning on June 15, 2005.

Under the terms of the new notes, interest on the new notes will increase by 0.25% per year in the following instances:

•	if the exchange offer registration statement is not filed by February 12, 2005;

•	if the exchange offer registration statement is not declared effective by May 13, 2005;

•	this exchange offer is not consummated by June 12, 2005;

•	if any shelf registration statement required under the terms of the registration rights agreement is not declared effective by June 12, 2005; or

•	if the exchange offer registration statement or any shelf registration statement ceases to be effective for more than 60 days, whether consecutive or not, in any 12-month period during which we are required to keep it effective.

Upon the filing of the exchange offer registration statement, the effectiveness of the exchange offer registration statement, consummation of the exchange offer or the effectiveness of the shelf registration statement, as the case may be, the increase in interest rate will cease to accrue from the date of filing, effectiveness or consummation, as the case may be.

Ranking

The new notes will not be secured by any of our property or assets. The new notes will be our senior unsecured obligations and will rank equally with our existing and future senior unsecured indebtedness.

The guarantees will not be secured by any of the property or assets of the guarantors. The guarantees will be senior unsecured obligations of the guarantors and will rank equally with all of their existing and future senior unsecured indebtedness.

We and the guarantors had a total of approximately $1.2 billion of senior unsecured indebtedness outstanding at September 30, 2004.

The new notes will effectively rank junior to all indebtedness of our subsidiaries which are not guarantors. There were no material amounts of such indebtedness outstanding as of September 30, 2004.

Guarantees

A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. presently guarantee the old notes and will guarantee the new notes. All of the present guarantors are wholly owned U.S. subsidiaries of ours. Following completion of this exchange offer, if any of our other subsidiaries guarantee our credit facilities, such subsidiaries will be required under the indentures to guarantee the new 2009 notes and the new 2014 notes, subject to applicable law.

The guarantors will, jointly and severally, unconditionally and irrevocably guarantee the payment of all principal and interest on the new 2009 notes and the new 2014 notes. In general, the guarantees provide that if we fail to pay any principal of or interest on the either the new 2009 notes or the new 2014 notes when due and payable, the guarantors will, without any action by the trustee or any holder of the new 2009 notes or the new 2014 notes, as the case may be, pay the amount of principal and interest then due with respect to such series of new notes. The guarantees will not require the holders of either series of the new notes to take any action or institute any proceeding against us in order to demand or receive payments under the guarantees. Although upon making any such payment the guarantors will be subrogated to the rights of the holders of such series of new notes against us for any payment of interest and principal we fail to make, the guarantors will not be entitled to make a claim against us with respect to those rights until such series of new notes has been paid in full.

The obligations of the guarantors under their guarantees are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of each guarantor, will result in the obligations of the guarantors under the guarantees not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Optional Redemption

We may redeem some or all of the new 2009 notes or the new 2014 notes at any time. If we choose to redeem any new 2009 notes or new 2014 notes prior to maturity, we will pay a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•	100% of the principal amount of the new notes to be redeemed, or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the new notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable treasury rate plus 15 basis points with respect to the 2009 notes and 20 basis points with respect to the 2014 notes.

If we choose to redeem any new 2009 notes or new 2014 notes, we will mail a notice of redemption to holders of the relevant series of new notes not less than 30 nor more than 60 days before the redemption date. In addition, so long as the new notes to be redeemed are listed on the Luxembourg Stock Exchange, we will give notice to the Luxembourg Stock Exchange and publish notice in a leading newspaper having general circulation in Luxembourg. If we are redeeming less than all of the new 2009 notes or the new 2014 notes, the trustee will select the particular new notes to be redeemed by lot or pro rata or by another method the trustee deems fair and appropriate in its sole discretion. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the new notes or portions of the new notes called for redemption.

For purposes of calculating the redemption price in connection with the redemption of the new 2009 notes or the new 2014 notes on any redemption date, the following terms have the meanings set forth below:

“Treasury rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the comparable treasury issue (computed as of the third business day immediately preceding the redemption), assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

“Comparable treasury issue” means the United States Treasury security selected by the reference treasury dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financing practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such new notes.

“Comparable treasury price” means (1) the average of three reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the trustee obtains fewer than three such reference treasury dealer quotations, the average of all such quotations.

“Reference treasury dealer” means Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and their respective successors, and any other primary treasury dealer selected by the trustee and acceptable to us.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

All determinations made by any reference treasury dealer with respect to determining the redemption price will be final and binding absent manifest error.

Payment of Additional Amounts

We will make all payments of principal and interest on the new 2009 notes and the new 2014 notes without withholding or deducting any present or future taxes, duties, assessments or governmental charges of any kind imposed or levied by or on behalf of the U.K. or any political subdivision or any taxing authority therein, unless we are otherwise required to do so. In the event of:

•	a change in applicable tax law, or

•	our failure to list or maintain a listing of the 2009 notes or the 2014 notes on a “recognized stock exchange” (within the meaning of Section 841 of the U.K. Income and Corporation Taxes Act 1988),

the effect of which, in either case, is to require us to withhold or deduct from any payment on the new 2009 notes or the new 2014 notes any amount for U.K. withholding taxes that we would not otherwise have been required to withhold or deduct, we must pay such additional amounts on the new 2009 notes or the new 2014 notes that result (after deduction or withholding of such U.K. withholding taxes, including any deduction or withholding of such U.K. withholding taxes with respect to such additional amounts) in the payment to each holder of a 2009 new note or a 2014 new note, as applicable, of the amounts that would have been payable in respect of such note had no such withholding or deduction been required. Our obligation to pay additional amounts will not apply to:

•	any tax, duty, assessment or governmental charge imposed solely because:

(1)	the holder or beneficial owner of a new note is or was a resident of the U.K. or is or was engaged in a trade or business that has or had a permanent establishment in the U.K.;

(2)	a new note is presented for payment in the U.K., unless such new note could not have been presented elsewhere; or

(3)	a new note is presented for payment more than 30 days after the date on which the payment in respect of such new note became due and payable or provided for, whichever is later, except to the extent that the holder of such new note would have been entitled to such additional amounts if such holder had presented such new note for payment on any day within such 30-day period;

•	any estate, inheritance, gift, sales, transfer, personal property or similar tax, duty, assessment or governmental charge;

•	any tax, duty, assessment or other governmental charge imposed or withheld because the holder or beneficial owner failed to comply with applicable certification, identification or information reporting requirements concerning the identity, nationality, residence or connection with the U.K. of the holder or beneficial owner;

•	any tax, duty, assessment or other governmental charge which is imposed on a payment to any holder and is required to be made pursuant to any European Union Council Directive 2003/48 on the taxation of savings income proposed to come into effect from July 1, 2005, at the earliest, or any law complying with, or introduced in order to conform to, such Directive;

•	any tax, duty, assessment or other governmental charge resulting from a listing failure with respect to any new note issued in the form of a definitive registered note pursuant to the terms of the relevant indenture; or

•	any combination of the items listed in the preceding five bullets,

nor shall additional amounts be paid with respect to any payment of principal or interest on any new note to any holder who is a fiduciary or partnership or person other than the beneficial owner of such new note to the extent such payment would be required by the laws of the U.K. (or any political subdivision or relevant taxing authority of or in the U.K.) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or partner of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the direct holder of the new note.

Whenever we refer to the payment of principal of or interest on any new note or the net proceeds received on the sale or exchange of any new note, such reference includes the payment of additional amounts provided for in the relevant indenture to the extent that, in such context, additional amounts are, were, or would be payable pursuant to that indenture.

Redemption for Tax Reasons

If, as the result of:

•	any change in or amendment to the laws, regulations or published tax rulings of the U.K. or of any political subdivision or taxing authority of or in the U.K., or any change in or amendment to the official application or interpretation of such laws, regulations or published tax rulings, which change or amendment is announced or becomes effective on or after the date of this prospectus, or

•	a listing failure, provided that we have used reasonable best efforts to list and maintain a listing of the relevant notes on a “recognized stock exchange” (within the meaning of Section 841 of the U.K. Income and Corporation Taxes Act 1988),

we determine that we must pay any additional amounts on one or both series of the new notes, then we may, at our option, redeem all, but not less than all, of any such series, at any time at a redemption price equal to 100% of the principal amount of the series of the new notes to be redeemed plus accrued and unpaid interest and any additional amounts to, but excluding, the redemption date.

If we choose to redeem either series of notes, we will mail a notice of redemption to the holders of the relevant series of notes not less than 30 nor more than 60 days before the redemption date. In addition, so long as the notes to be redeemed are listed on the Luxembourg Stock Exchange, we will give notice to the Luxembourg Stock Exchange and publish notice in a leading newspaper having general circulation in Luxembourg. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Merger, Consolidation and Sale of Assets

Under the indentures, we and the guarantors may not consolidate with or merge into, or transfer or lease substantially all of our assets to any entity, unless:

•	in our case, the surviving entity (if other than us) or the entity that acquires or leases substantially all of our assets expressly assumes our obligations on the new 2009 notes and the new 2014 notes under the indentures;

•	in the case of a guarantor, the surviving entity (if other than the guarantor) or the entity that acquires or leases substantially all of the assets of the guarantor expressly assumes the obligations of the guarantor under its guarantees and the indentures;

•	if the surviving entity (if other than us or the guarantor, as the case may be) is not incorporated or organized under the laws of the U.K. or the United States, we deliver certain opinions and take certain other actions required by the indentures; and

•	after giving effect to such transaction, no event of default exists.

Events of Default

Under each indenture, the term “event of default” means any of the following:

•	we do not pay interest or any additional amounts payable, if any, on any new note issued pursuant to such indenture when due, and such default continues for 30 days;

•	we do not pay principal on any new note issued pursuant to such indenture when due;

•	we or the guarantors do not perform any of our other covenants in such indenture, and such default continues for 60 days after we receive written notice as provided in such indenture; and

•	certain events of bankruptcy, insolvency or reorganization involving us or any guarantor, provided that, with respect to any guarantor, such event of bankruptcy, insolvency or reorganization has a material adverse effect on us and our subsidiaries, taken as a whole.

If an event of default, other than bankruptcy, insolvency or reorganization, occurs, either the trustee or the holders of at least 25% in principal amount of the outstanding new 2009 notes or the outstanding new 2014 notes may declare the principal amount of all of the new notes of such series to be immediately due and payable. However, at any time after such a declaration has been made, the holders of a majority in principal amount of the outstanding new notes of such series may, under certain circumstances, rescind and annul the acceleration. If a bankruptcy, insolvency or reorganization event of default occurs, the principal amount of the outstanding new 2009 notes and the outstanding new 2014 notes will automatically become immediately due and payable without any action on the part of the trustee or any holder. For information as to waiver of defaults, see “—Modification and Waiver” below.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indentures at the request of any holders unless the holders offer the trustee protection from expenses and liability satisfactory to the trustee, which is called an indemnity. If reasonable indemnity is provided, the holders of a majority of the principal amount of the outstanding new 2009 notes or the outstanding new 2014 notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee with respect to such new notes. These majority holders may also direct the trustee in performing any other action under the relevant indenture.

We must furnish to the trustee annually a statement as to our performance of our obligations under each indenture and as to any default in such performance.

Defeasance and Covenant Defeasance

Each indenture provides that we may, at our option:

•	be discharged from our payment and certain other obligations in respect of the new 2009 notes or the new 2014 notes, as applicable, or

•	be discharged from our obligation to comply with certain restrictive covenants of such indenture and the related events of default,

in each case if we deposit with the trustee money in U.S. dollars or U.S. government obligations that will generate cash sufficient to pay the principal of and interest on the new 2009 notes or the new 2014 notes, as applicable, on their various due dates and certain other conditions under the indenture are satisfied.

In the case of discharge pursuant to the first bullet above, we must deliver to the trustee an opinion of counsel to the effect, among other things, that:

(1)	the holders of the new 2009 notes or the new 2014 notes, as applicable, will not recognize income, gain or loss, for U.S. federal income tax purposes as a result of the exercise of the option under the first bullet above and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised, and

(2)	either we have received from, or there has been published by the U.S. Internal Revenue Service, a ruling to that effect, or since the date of the indenture, there has been a change in the applicable U.S. federal income tax law.

In the case of an election under the second bullet above, we must deliver to the trustee an opinion of counsel to the effect that the holders of the new notes to be discharged will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the option under the second bullet above and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same time as would have been the case if such option had not been exercised.

Satisfaction and Discharge

The 2009 indenture or the 2014 indenture, as the case may be, will cease to be of further effect as to all outstanding new 2009 notes or new 2014 notes, as the case may be, except with respect to rights of registration of transfer or exchange of the relevant new notes, when:

•	either:

(1)	all of the new 2009 notes or new 2014 notes, as the case may be, that have been authenticated and delivered (except lost, stolen or destroyed new notes which have been replaced or paid and new notes for whose payment money has been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the trustee for cancellation, or

(2)	all of the new 2009 notes or new 2014 notes, as the case may be, not delivered to the trustee for cancellation have become due and payable or will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee and we deposit with the trustee funds in trust in an amount sufficient to pay the principal, interest and any additional amounts when due;

•	we have paid all other sums payable under such indenture by us in respect of the outstanding new 2009 notes or new 2014 notes, as the case may be; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel satisfactory to the trustee, each stating that the foregoing conditions have been complied with.

Modification and Waiver

From time to time, we, the guarantors and the trustee may, without the consent of the holders, amend, waive or supplement either indenture in limited circumstances such as curing ambiguities, defects or inconsistencies and changes that do not adversely affect the holders in any material respect. We, the guarantors and the trustee may make other amendments, waivers or supplements to either indenture with the consent of the holders of a majority in principal amount of the outstanding new notes issued under that indenture; provided that such amendment, waiver or supplement may not, without the consent of the holder of each outstanding note issued under that indenture:

•	change the stated maturity of the principal of, or any installment of principal of, or interest on, any new note;

•	reduce the principal amount of, or the rate of interest on, any new note or change our obligation to pay additional amounts except as contemplated by the indenture;

•	change the place or currency of payment of principal of or interest on any new note;

•	impair the right to institute suit to enforce any payment on or with respect to any new note;

•	reduce the percentage in principal amount of outstanding new notes that is required to modify or amend the indenture, to waive compliance with certain provisions of the indenture or to waive certain defaults;

•	change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture; or

•	release a guarantor from its guarantee.

The holders of a majority in principal amount of the outstanding 2009 notes or 2014 notes may, on behalf of the holders of all new notes of such series, waive our compliance with certain covenants of the relevant indenture as well as waive any past default under such indenture, except a default in the payment of the principal of or interest on any new note or in respect of a provision of such indenture that may not be amended, waived or supplemented without the consent of each holder of outstanding such new notes issued thereunder.

Notices

So long as the new 2009 notes or the new 2014 notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, we will publish notices to the holders of such notes in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, if such publication is not practicable, in another leading daily newspaper with general circulation in Europe. Any publication notice will be deemed to have been given on the first date on which publication is made. So long as the new 2009 notes or the new 2014 notes are listed on the Luxembourg Stock Exchange, we will provide a copy of all notices with respect to such new notes to the Luxembourg Stock Exchange.

Governing Law and Service of Process

The indentures and the new notes are governed by the laws of the State of New York. We have appointed C T Corporation System as our authorized agent upon whom process may be served in any action or proceeding arising out of or based upon the indentures or the new notes which may be instituted in any federal or state court having subject matter jurisdiction in the Borough of Manhattan, the City of New York, New York. We have irrevocably submitted to the jurisdiction of such courts in any such action or proceeding.

Book-Entry System; Delivery and Form

Each series of new notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as the DTC, and registered in the name of Cede & Co., DTC’s nominee. We will not issue new notes in certificated form. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global securities through either DTC in the United States, or Clearstream Banking, S.A. or Euroclear Bank S.A./N.V., as operator of the Euroclear System in Europe, referred to as Clearstream and Euroclear, if they are participants of those systems, or, indirectly, through organizations that are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositories, which in turn will hold such interests in customers’ securities accounts in the depositories’ names on the books of DTC. Beneficial interests in the global securities will be held in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Except as set forth below, the global securities may be transferred, in whole but not in part, only to another nominee of DTC or to a successor to DTC or its nominee.

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants, which we refer to as direct participants, deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system also is available to others, such as U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations, that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. We refer to those entities as indirect participants.

Purchases of new notes under the DTC system must be made by or through direct participants, who receive a credit for the new notes on DTC’s records. The ownership interest of each actual purchaser of each new note, who we refer to as a beneficial owner, is in turn recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the new notes will be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in either series of the new notes, except in the event that use of the book-entry system for that series of the notes is discontinued.

To facilitate subsequent transfers, all new notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of new notes with DTC and their registration in the name of Cede & Co. or another DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the newe notes. DTC’s records reflect only the identity of the direct participants to whose accounts the new notes are credited, which may or may not be the beneficial owners. The direct and indirect participants remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the new 2009 notes or the new 2014 notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the new notes to be redeemed.

Neither DTC, Cede & Co. nor any other DTC nominee will consent or vote with respect to the new notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts new notes are credited on the record date.

Redemption proceeds, distributions and dividend payments on the new notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the exchange agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in street name, and will be the responsibility of such participant and not of DTC or its nominee, us, the trustee or the exchange agent, subject to any statutory or regulatory requirements in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is the responsibility of us or the exchange agent. Disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

DTC may discontinue providing its services as depository with respect to the new 2009 notes or the new 2014 notes at any time by giving reasonable notice to us or the exchange agent. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the affected series of new notes are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository with respect to either or both series of new notes. In that event, certificates representing the new notes will be printed and delivered. In the event that individual certificates are issued, holders of the new notes will be able to receive payments, including principal and interest on the new notes, and effect transfer of the affected series of notes at the offices of our paying and transfer agent in Luxembourg.

Like DTC, Euroclear and Clearstream hold securities for participating organizations. They also facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in the accounts of such participants. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear and Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear and Clearstream participant, either directly or indirectly.

Distributions with respect to new notes held beneficially through Euroclear or Clearstream will be credited to the cash accounts of participants in Euroclear or Clearstream, as the case may be, in accordance with their respective procedures, to the extent received by the common depositary for Euroclear or Clearstream.

The information in this section concerning DTC, Euroclear and Clearstream have been obtained from sources that we believe to be reliable, but neither we nor the trustee take any responsibility for the accuracy of the information.

Global Clearance and Settlement Procedures

Secondary market trading between participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected within DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. depository; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositories. Because of time-zone differences, credits of new notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits, or any transactions in the new notes settled during such processing, will be reported to the relevant Euroclear participants or Clearstream participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of new notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following DTC settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

TAX CONSIDERATIONS

United Kingdom Tax Consequences

The following summary describes certain U.K. tax consequences of this exchange offer and the ownership of the new notes as of the date of this prospectus but does not purport to be comprehensive. Except where noted, it relates only to the position of persons who are the absolute beneficial owners of their notes and may not apply to special situations, such as those of dealers in securities or certain professional investors. Furthermore, the discussion below is generally based upon the provisions of the U.K. tax laws and U.K. Inland Revenue practice as of the date of this prospectus, and such provisions may be repealed, revoked or modified or such practice may change (in either case possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below. Persons considering participation in this exchange offer should consult their own tax advisors concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of notes are made hereby.

Exchange Offer

The exchange of old notes for new notes pursuant to this exchange offer should not give rise to a U.K. tax charge.

Consequences to Non-Tendering Holders

A non-tendering holder will not be subject to a U.K. tax charge for failing to tender old notes for new notes pursuant to this exchange offer.

Interest on the Notes

The new notes will constitute “quoted Eurobonds” within the meaning of section 349 of the Income and Corporation Taxes Act 1988, to which we refer as the ICTA, for as long as they are, and continue to be, listed on a “recognised stock exchange” within the meaning of section 841 of the ICTA. The Luxembourg Stock Exchange is currently recognized for these purposes. Accordingly, so long as the new notes are listed on the Luxembourg Stock Exchange, payments of interest on the new notes may be made without withholding or deduction on account of U.K. income tax.

If, for whatever reason, the new notes cease to constitute “quoted Eurobonds,” payments of interest on the new notes will be made subject to the deduction of an amount representing U.K. income tax, currently at the rate of 20%, subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of any applicable double taxation treaty or, unless the holder of the notes is:

•	subject to U.K. corporation tax in respect of that interest; or

•	otherwise entitled to receive interest without withholding tax pursuant to section 349A(1) of the ICTA.

In its current form, the tax treaty between the United Kingdom and the United States provides for a zero rate of withholding on interest for those holders that are eligible for the benefits of such treaty.

Persons in the United Kingdom paying interest to or receiving interest on behalf of another person who is an individual may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

Interest on the new notes will constitute U.K. source income for U.K. tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding or deduction. However, interest with a U.K. source received without deduction or withholding on account of U.K. tax will not be subject to U.K. tax in the hands of a holder of a new note who is not resident for tax purposes in the United Kingdom unless that holder carries on a trade, profession or vocation in the United Kingdom through a U.K. branch or agency, or for holders who are companies, through a U.K. permanent establishment, in connection with which the interest is received or to which the new note is attributable, in which case tax may be levied on the United Kingdom branch or agency or permanent establishment. There are exemptions for interest received by certain categories of agents (such as some brokers and investment managers).

If interest were paid under deduction of United Kingdom income tax (for example, if the new notes lost their listing), holders of new notes who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double taxation treaty.

Holders of new notes should be aware that the provisions relating to additional amounts, referred to in “Payment of Additional Amounts” above, would not apply as a consequence of the Inland Revenue seeking to assess directly the person entitled to the relevant interest to United Kingdom tax (which the Inland Revenue may not do to a holder not resident in the United Kingdom who does not carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch, agency or permanent establishment). However exemption from, or reduction of, such United Kingdom tax liability might be available under an applicable double taxation treaty.

European Union Savings Directive

The European Union Council Directive 2003/48 on the taxation of savings income is proposed to come into effect from July 1, 2005, at the earliest. It is not currently envisioned that there will be a United Kingdom paying agent, but should the Directive come into effect, and there is a United Kingdom paying agent paying interest on the new notes, where the beneficial owner of the interest is an individual resident in a Member State other than the United Kingdom, such paying agent will have to provide certain information, as specified in the Directive, to the Inland Revenue. Under the terms of the Directive, the Inland Revenue will be then required to pass this information on to the tax authorities of other Member States, and possibly certain third countries and territories, including the United States.

Sale or Disposition (Including Redemption)

For U.K. tax purposes, a sale or other disposition of a new note will generally not give rise to a U.K. tax charge unless such sale, exchange or other disposition is made by a holder who in the relevant period is resident or ordinarily resident for U.K. tax purposes in the United Kingdom or carries on a trade, profession or vocation in the U.K. through a branch or agency to which the new note is attributable.

Investors in the new notes should be aware that the above paragraph would apply to corporate holders of notes as if the expression “branch or agency” were replaced by the expression “permanent establishment.”

Corporate Noteholders

Noteholders subject to United Kingdom corporation tax (including non-resident noteholders whose new notes are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a permanent establishment) will be subject to tax as income on all profits and gains from the new notes broadly in accordance with their statutory accounting treatment, so long as the accounting treatment is in accordance with a mark-to-market basis or an accruals basis which is authorised for tax purposes, or for accounting periods beginning on or after January 1, 2005, a generally accepted accounting practice as that term is defined for tax purposes. Such noteholders will generally be charged in each accounting period by reference to interest and any profit or loss (including any profit or loss arising on an exchange) which in accordance with an authorised accruals method of accounting is applicable to that period. Fluctuations in value relating to foreign exchange gains and losses in respect of the new notes will be brought into account as income.

Other Noteholders

Taxation of Chargeable Gains

A disposal of a new note by a noteholder resident, or ordinarily resident for tax purposes, in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the new note is attributable may give rise to a chargeable gain or allowable loss for the purposes of taxation of capital gains. In calculating any gain or loss on disposal of a new note, sterling values are compared at acquisition and transfer. Accordingly, a taxable profit can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid for the new note.

Any accrued interest at the date of disposal will be taxed under the provisions of the Accrued Income Scheme.

Accrued Income Scheme

A transfer of a new note by a holder resident, or ordinarily resident for tax purposes, in the United Kingdom or who carries on a trade in the United Kingdom through a branch or agency to which the new note is attributable may give rise to a charge to tax on income in respect of an amount representing interest on the new note which has accrued since the preceding interest payment date.

Stamp Duty and Stamp Duty Reserve Tax

By Revenue practice, no U.K. stamp duty or stamp duty reserve tax should be payable on the issue or the transfer of the new notes.

Luxembourg Tax Consequences

European Union Savings Directive

Under the terms of the European Union Council Directive 2003/48, payments of interest where the beneficial owner of that interest is an individual resident in a Member State of the European Union can be subject to a withholding tax where certain circumstances apply. One of these circumstances is where interest is paid by a paying agent who is resident in Luxembourg, unless the beneficial owner of the interest has either authorized the paying agent to report certain information to the Luxembourg tax authorities or the beneficial owner has provided the paying agent with a certificate from the tax authorities of the Member State in which it is resident containing certain specified information. Accordingly, should the directive be implemented in Luxembourg, payments of interest on the new notes by Banque Générale du Luxembourg S.A. where the beneficial owner of the interest is an individual resident in a Member State of the European Union other than Luxembourg may be subject to withholding tax imposed by Luxembourg or all individual investors, who reside in a Member State of the European Union, may have to comply with additional reporting and/or certification requirements. All other investors receiving payments of interest from or through Banque Générale du Luxembourg S.A. will need to satisfy the Banque that the provisions of the directive do not apply to payments of interest made to them. U.S. investors will receive payments of interest through SunTrust Bank, as paying agent, and therefore will not be subject to the foregoing requirement. Depending on the conclusion by the EU of certain agreements relating to information exchange with certain other countries, Luxembourg may in the future need to abandon the withholding tax system and need to apply the exchange of information regime to all payments of interest.

General European Union Tax Consequences

European Union Savings Directive

Under the terms of the European Union Council Directive 2003/48, subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than July 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person within its jurisdiction to or for an individual in another Member State, except that Austria,

Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise. It is expected that a number of third countries and territories including the United States will adopt similar measures with effect from the same date.

United States Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences associated with the exchange offer and the ownership and disposition of the new notes. Except where noted, this discussion addresses only those holders who hold the notes as capital assets and does not address special situations, such as those of brokers, dealers in securities or currencies, financial institutions, tax-exempt entities, governmental entities, insurance companies, persons liable for alternative minimum tax, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, as the case may be, persons who contemporaneously sell, tender or otherwise dispose of other debt of AMVESCAP and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings. The following summary does not address U.S. state or local tax consequences or other U.S. federal tax consequences, such as estate and gift taxes.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. This discussion does not address tax consequences of the purchase, ownership, or disposition of the new notes to holders of the new notes other than those holders who acquired their new notes in this exchange offer. If a partnership holds the old notes or new notes, the tax treatment of a partner of such partnership will generally depend upon the status of such partner and the activities of such partnership. Partners of partnerships that hold old notes or receive new notes pursuant to this exchange offer should consult their own tax advisors.

U.S. Holders

The following discussion is limited to a holder of the new notes that is a “U.S. holder.” As used in this prospectus, the term U.S. holder means a holder of the new notes that is a U.S. person for U.S. federal income tax purposes. A U.S. person for these purposes is:

•	an individual who is a citizen or resident of the United States,

•	a corporation or partnership created or organized in or under the law of the United States or of any political subdivision of the United States,

•	any estate the income of which is included in gross income for U.S. tax purposes regardless of its source, or

•	a trust, if

(1)	a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or

(2)	the trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

Each U.S. holder should consult its tax advisor regarding the particular tax consequences to such holder of this exchange offer and the ownership and disposition of the new notes, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Exchange Offer

Under general principles of tax law, the “significant modification” of a debt instrument creates a deemed exchange (upon which gain or loss may be recognized) if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. Under applicable Treasury Regulations, the modification of a debt instrument is a significant modification that will create a deemed exchange if, based on all the facts and circumstances and taking into account certain modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” In addition, a significant modification that will create a deemed exchange occurs if one of the bright line tests set forth in Treasury Regulations Section 1.1001-3(e) is met.

The exchange of old notes for new notes pursuant to this exchange offer should not constitute an exchange for federal income tax purposes as the new notes do not differ materially in kind or extent from the old notes and consequently, a significant modification of a debt instrument pursuant to Treasury Regulations Section 1.1001-3 has not occurred. Accordingly, a U.S. holder who exchanges old notes for new notes pursuant to this exchange offer should not recognize taxable gain or loss upon the receipt of the new notes in exchange for the old notes in the exchange offer. In addition, the holding period for a new note received in the exchange offer should include the holding period of the old note surrendered, and the adjusted tax basis of a new note immediately after the exchange will be the same as the adjusted tax basis of the old note surrendered.

Each U.S. holder should consult its tax advisor regarding the particular tax consequences to the U.S. holder participating in this exchange transaction.

Consequences to Non-Tendering U.S. Holders

A non-tendering U.S. holder will not realize any gain or loss for failing to tender old notes for new notes.

Interest on the Notes

Stated interest payable on the new notes generally will be included in the gross income of a U.S. holder as ordinary interest income at the time such interest is accrued or received, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes. Such income will be treated as foreign source income.

Sale, Exchange and Retirement of Notes

Upon the sale, redemption, exchange (subsequent to this exchange offer), retirement, or other taxable disposition of the new notes, a U.S. holder generally will recognize capital gain or loss equal to the amount realized by such holder (excluding any amount attributable to accrued but unpaid interest), less such holder’s adjusted tax basis in the new notes (excluding any amount attributable to accrued but unpaid interest).

In addition, an amount equal to any accrued but unpaid interest not previously included in income will be treated as ordinary interest income. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on the new notes and to the proceeds of the sale of new notes other than payments to certain exempt recipients, such as corporations. A backup withholding tax will apply to such payments if the U.S. holder fails to provide a taxpayer identification number on a Form W-9, furnishes an incorrect taxpayer identification number, fails to certify exempt status from backup withholding or receives notification from the Internal Revenue Service that the holder is subject to backup withholding as a result of a failure to report all interest or dividends.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders

The following discussion is limited to a holder of notes that is a “non-U.S. holder.” The term non-U.S. holder means a holder of notes that for U.S. federal income tax purposes is not a U.S. person and includes:

•	a nonresident alien,

•	a corporation, partnership, estate or trust that is not a U.S. holder, or

•	any other person that is not subject to U.S. federal income taxation in respect of the notes.

Each non-U.S. holder should consult its tax advisor regarding the particular tax consequences to such holder of this exchange offer, the ownership and disposition of the new notes, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Exchange Offer

For the reasons outlined above in the discussion for U.S. holders, the exchange of old notes for new notes pursuant to this exchange offer should not constitute an exchange for federal income tax purposes as the new notes do not differ materially in kind or extent from the old notes and consequently, a significant modification of a debt instrument pursuant to Treasury Regulations Section 1.1001-3 has not occurred. Accordingly, a non-U.S. holder who exchanges old notes for new notes pursuant to this exchange offer should not recognize taxable gain or loss upon the receipt of the new notes in exchange for the old notes in the exchange offer. In addition, the holding period for a new note received in the exchange offer should include the holding period of the old note surrendered and the adjusted tax basis of a new note immediately after the exchange will be the same as the adjusted tax basis of the old note surrendered.

Each non-U.S. holder should consult its tax advisor regarding the particular tax consequences to the non-U.S. holder in the exchange transaction.

Consequences to Non-Tendering Non-U.S. Holders

A non-tendering non-U.S. holder will not realize any gain or loss for failing to tender old notes for new notes.

Interest on the Notes

Stated interest payable on the new notes that is derived by a non-U.S. holder will generally be exempt from U.S. federal income taxation, including withholding tax, unless such interest income is effectively connected with the conduct of a trade or business in the United States (or if a tax treaty applies, such interest is attributable to a U.S. permanent establishment of the non-U.S. holder). Each non-U.S. holder should consult its own tax advisor regarding the particular tax consequences to such holder.

Sale, Exchange and Retirement of Notes

Upon the sale, redemption, exchange (subsequent to this exchange offer), retirement or other taxable disposition of the new notes, a non-U.S. holder will generally be exempt from U.S. federal income taxation unless any gain from such taxable disposition is effectively connected with the conduct of a trade or business in the United States (or if a tax treaty applies, such gain is attributable to a U.S. permanent establishment of the non-U.S. holder). If the gain is effectively connected with the conduct of a trade or business in the United States (or if a tax treaty applies and such gain is attributable to a U.S. permanent establishment of the non-U.S. holder), a non-U.S. holder would recognize and be subject to U.S. tax on the capital gain equal to the difference between the amount realized by such holder (excluding any amount attributable to accrued but unpaid interest) and the holder’s adjusted tax basis in the new notes (excluding any amount attributable to accrued but unpaid interest). In addition, even if capital gain arising from the sale, redemption, exchange (subsequent to this exchange offer), retirement or other taxable disposition of the new notes is not effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder that is an individual may be subject to U.S. tax on the gain if the non-U.S. holder is present in the United States for 183 days or more during the taxable year in which such sale, redemption, exchange (subsequent to this exchange offer), retirement or other taxable disposition occurs. Each non-U.S. holder should consult its tax advisor regarding the particular tax consequences to such holder.

Backup Withholding and Information Reporting

Payment of interest on the new notes or payment of the proceeds of a sale, redemption, exchange (subsequent to this exchange offer), retirement or other taxable disposition of the new notes will be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies to a U.S. custodian, nominee or paying agent that it is not a U.S. person or that it is eligible for another exemption.

Applicable certification requirements can be satisfied by a non-U.S. holder upon the appropriate filing of:

•	IRS Form W-8BEN, stating under penalties of perjury that such holder of the new notes is not a U.S. person and providing such holder’s name and address;

•	IRS Form W-8ECI, stating under penalty of perjury that such holder of the new notes is not a U.S. person and that the income derived from the new notes is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States; or

•	IRS Form W-8IMY, stating under penalties of perjury that such holder of the new notes is holding the new notes on behalf of non-U.S. beneficial owners and attaching IRS Form W-8BENs and W-8ECIs of such beneficial owners (unless such holder is a Qualified Intermediary);

provided that, in either case, the applicable form is delivered pursuant to applicable procedures and is promptly transmitted to the U.S. paying/withholding agent.

PLAN OF DISTRIBUTION

We are not using any underwriters for this exchange offer and we are bearing the expenses of the exchange.

Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired as a result of market-making activities or other trading activities. We and the guarantors have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale. In addition, until forty days after the effectiveness of this registration statement, all dealers effecting transactions in the registered notes may be required to deliver a prospectus.

Neither we nor the guarantors will receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes. Any broker-dealer that sells new notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any resale of new notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the expiration date, we and the guarantors will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We and the guarantors have agreed to pay all expenses incident to this exchange offer (including the expenses of one counsel for the initial purchasers of the old notes), other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

ENFORCEABILITY OF CIVIL LIABILITIES

AMVESCAP PLC is a company incorporated under the laws of England and Wales. Certain of our directors and officers and certain experts named in this prospectus are residents of England, and all or a substantial portion of their assets are located outside the United States. As a result, you may not be able to effect service of legal process upon those directors, officers, and experts who are not residents of the United States or enforce against them judgments of courts of the United States predicated upon civil liability provisions of the federal or state securities laws of the United States. Our English solicitors, Linklaters, have advised us that there is doubt as to the enforceability in England, in original actions or in actions for the enforcement of judgments of United States courts, of certain liabilities predicated upon such securities laws.

LEGAL MATTERS

Erick Holt, our general counsel, Alston & Bird LLP, our U.S. counsel, and Linklaters, our U.K. counsel, will pass upon various legal matters for us with respect to the new notes and the exchange offer. Alston & Bird LLP will rely as to matters of English law upon the opinion of Linklaters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements for the two years ended December 31, 2003 included in the our annual report on Form 20-F, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing. Our audited consolidated financial statements for the years ended December 31, 2001, 2000, and 1999, were audited by Arthur Andersen. In reliance on Rule 437a of the Securities Act, the exchange offer registration statement has been filed without the written consent of Arthur Andersen as required by Section 7 of the Securities Act. Accordingly, you will not be able to sue Arthur Andersen pursuant to Section 11(a)(4) of the Securities Act and your right of recovery under that section may be limited as a result of the lack of consent. For more information, see “Risk Factors—You are unlikely to be able to exercise effective remedies against our former independent public accountant in any legal action” above.

AMVESCAP PLC

Offer to Exchange

$300,000,000 of Its 4.500% Notes Due 2009

Registered under the Securities Act,

for $300,000,000 of Its Outstanding Unregistered

4.500% Notes Due 2009 and

$200,000,000 of Its 5.375% Notes Due 2014,

Registered under the Securities Act,

for $200,000,000 of Its Outstanding Unregistered

5.375% Notes Due 2014

PROSPECTUS

February 4, 2005